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As filed with the Securities and Exchange Commission on December 19, 2013.

Registration No. 333-192726

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2
TO
FORM F-10

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

PLATINUM GROUP METALS LTD.
(Exact name of Registrant as specified in its charter)

British Columbia (Province or other Jurisdiction of Incorporation or Organization)	1099 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number, if applicable)

Bentall Tower 5, 550 Burrard Street, Suite 788, Vancouver, British Columbia, Canada V6C 2B5
(604) 899-5450
(Address and telephone number of Registrant's principal executive offices)

DL Services Inc., 701 Fifth Avenue, Suite 6100, Seattle, WA 98104,
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

R. Michael Jones Platinum Group Metals Ltd. Bentall Tower 5 550 Burrard Street Suite 788 Vancouver, BC V6C 2B5 (604) 899-5450	Daniel M. Allen Gowling Lafleur Henderson LLP Bentall Tower 5 550 Burrard Street Suite 2300, Bentall 5 Vancouver, BC V6C 2B5 (604) 683-6498	Christopher Doerksen Dorsey & Whitney LLP 701 Fifth Avenue Suite 6100 Seattle, WA 98104 USA (206) 903-8800	Kathleen Keilty Blake, Cassels & Graydon LLP 595 Burrard Street Three Bentall Centre Vancouver, BC V7X 1L3 (604) 631-3300	Riccardo A. Leofanti Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street Suite 1750 Toronto, ON M5K 1J5 (416) 777-4700

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this registration statement becomes effective

Province of British Columbia
(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box below):

A.	☒	upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B.	☐	at some future date (check the appropriate box below)
	1.	☐ pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).
2.

☐ pursuant to Rule 467(b) on (            ) at (            ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on (            ).

3.

☐ pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

	4.	☐ after the filing of the next amendment to this Form (if preliminary material is being filed).

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. ☐

 PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

I-1

PROSPECTUS

PLATINUM GROUP METALS LTD.

CAN$175,230,000

148,500,000 Common Shares

         Platinum Group Metals Ltd. (the "Company") is offering (the "Offering") 148,500,000 common shares (the "Offered Shares") at a price of CAN$1.18 per Offered Share (the "Offering Price").

         The outstanding common shares of the Company (the "Common Shares") are listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol "PTM" and on the NYSE MKT, LLC (the "NYSE MKT") under the symbol "PLG". On December 18, 2013, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was CAN$1.16 and the closing price of the Common Shares on the NYSE MKT was US$1.07. The TSX has conditionally approved, and the NYSE MKT has approved, the listing of the Offered Shares. Listing on the TSX will be subject to the Company fulfilling all of the requirements of the TSX on or before March 7, 2014.

         Investing in the Offered Shares involves significant risks. See "Risk Factors" beginning on page 6 of the Prospectus.

	Per Offered Share		Total
Price to the Public	CAN$	1.18	CAN$	175,230,000
Underwriter's Fee(1)	CAN$	0.059	CAN$	8,761,500
Proceeds to the Company (Before Expenses)	CAN$	1.121	CAN$	166,468,500

(1)
Please see the section entitled "Plan of Distribution" for a complete description of the compensation payable to the Underwriters.

         Pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of December 10, 2013 between the Company and BMO Nesbitt Burns Inc., GMP Securities L.P., CIBC World Markets Inc., RBC Dominion Securities Inc., Barclays Capital Canada Inc., PI Financial Corp., Raymond James Ltd. and Dundee Securities Ltd. (collectively, the "Underwriters"), the Company has granted the Underwriters an option (the "Over-Allotment Option") to purchase up to 22,275,000 additional Common Shares (the "Over-Allotment Shares") to cover over-allotments, if any.

         This Offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

         Prospective investors should be aware that the acquisition of Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein.

         The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that some of its officers and directors are residents of Canada, and that a substantial portion of the assets of the Company and said persons are located outside the United States.

         Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the Offered Shares or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         Delivery of the Offered Shares through the facilities of CDS Clearing and Depository Services Inc. is expected to occur on or about December 31, 2013 or such other date as may be agreed between the Company and the Underwriters, but in any event not later than 42 days following the date of a final receipt for the Canadian final prospectus relating to the Offering (the "Closing Date").

Joint Book-Running Managers

BMO Capital Markets	GMP Securities

CIBC	RBC Capital Markets	Barclays
PI Financial (US) Corp.	Raymond James (USA) Ltd.	Dundee Securities Ltd.

The date of this Prospectus is December 19, 2013.

        The Company's consolidated financial statements for the financial year ended August 31, 2013 that are incorporated by reference into this Prospectus have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS").

        Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Over-Allotment Option.

        Unless the context otherwise requires, references in this Prospectus to the "Company" include Platinum Group Metals Ltd. and each of its subsidiaries.

        Investors should rely only on the information contained in or incorporated by reference into this Prospectus. The Company has not authorized anyone to provide investors with different information. Information contained on the Company's website shall not be deemed to be a part of this Prospectus or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares. Neither the Company nor the Underwriters are making an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the face page of this Prospectus. The Company's business, operating results, financial condition and prospects may have changed since that date; however, if, after a receipt for the final Prospectus is issued but before the completion of the distribution under the final Prospectus, a material change (as such term is defined under applicable Canadian securities laws) occurs in the business, operations or capital of the Company, the Company must file an amendment to the Prospectus as soon as practicable but in any event within ten days after the day the material change occurs.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This Prospectus and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities laws (collectively, "Forward-Looking Statements"). All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words "expect," "anticipate," "estimate," "may," "could," "might," "will," "would," "should," "intend," "believe," "target," "budget," "plan," "strategy," "goals," "objectives," "projection" or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this Prospectus include, without limitation, statements with respect to:

  •
  revenue, cash flow and cost estimates and assumptions;

  •
  production estimates and assumptions, including production rate, grade per tonne and smelter recovery;

  •
  project economics;

  •
  project debt financing;

  •
  future metal prices and exchange rates;

  •
  mineral reserve and mineral resource estimates;

  •
  production timing; and

  •
  potential changes in the ownership structure of the Company's projects.

        Forward-Looking Statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-Looking Statements in respect of capital costs, operating costs, production rate, grade per tonne and smelter recovery are based upon the estimates in the technical reports referred to in this Prospectus and in the documents incorporated by reference herein and ongoing cost estimation work, and the Forward-Looking Statements in respect of metal prices and exchange rates are based upon the three year trailing average prices and the assumptions contained in such technical reports and ongoing estimates.

        Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things:

  •
  inability of the Company to find an additional and suitable joint venture partner for the Project 1 (defined herein) and Project 3 (defined herein) platinum mines;

  •
  failure of the Company or its joint venture partners to fund their respective pro-rata share of funding obligations;

  •
  additional financing requirements;

  •
  history of losses and ability to continue as a going concern;

  •
  the Company's negative cash flow;

  •
  no known mineral reserves on most of the Company's properties and delays in, or inability to achieve, planned commercial production;

  •
  discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between actual and estimated production;

  •
  fluctuations in the relative value of the Canadian dollar as compared to the South African Rand and the United States dollar;

  •
  metals price volatility;

  •
  difficulty enforcing certain judgments involving United States federal securities laws;

  •
  the Company's potential guarantee obligations under the proposed New Project Loan Facility (as defined herein), if consummated;

  •
  delays in the start-up of the Project 1 platinum mine which could result in a default under the New Project Loan Facility, if consummated;

  •
  the ability of the Company to retain its key management employees;

  •
  the ability of the Company to procure the services of skilled and experienced personnel;

  •
  conflicts of interest;

  •
  any disputes or disagreements with the Company's joint venture partners;

  •
  the costs of increasing Black Economic Empowerment ("BEE") in the Company's mining and prospecting operations;

  •
  exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

  •
  property and mineral title risks including defective title to mineral claims or property;

  •
  changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

  •
  equipment shortages and the ability of the Company to acquire the necessary access rights and infrastructure for its mineral properties;

  •
  environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations;

  •
  extreme competition in the mineral exploration industry;

  •
  risks of doing business in South Africa, including but not limited to labour, economic and political instability and potential changes to legislation;

  •
  global financial conditions; and

  •
  the other risks disclosed under the heading "Risk Factors" in this Prospectus.

These factors should be considered carefully, and investors should not place undue reliance on the Company's Forward-Looking Statements. In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

        The mineral resource and mineral reserve figures referred to in this Prospectus and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of platinum, palladium, rhodium and gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the mineral resource and mineral reserve estimates included in this Prospectus and the documents incorporated by reference are well established, by their nature, mineral resource and mineral reserve estimates are imprecise and

v

depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

        Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether as a result of new information, future events or results or otherwise.

RESERVE AND RESOURCE DISCLOSURE

        Due to the uncertainty that may be attached to inferred mineral resource estimates, it cannot be assumed that all or any part of an inferred mineral resource estimate will be upgraded to an indicated or measured mineral resource estimate as a result of continued exploration. Confidence in an inferred mineral resource estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability sufficient for public disclosure, except in certain limited circumstances set out in National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101"). Inferred mineral resource estimates are excluded from estimates forming the basis of a feasibility study.

        Mineral resources that are not mineral reserves do not have demonstrated economic viability.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

        Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this Prospectus and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in all of the provinces of Canada (collectively, the "Commissions"). Copies of the documents incorporated herein by reference may be obtained on request without charge from Frank Hallam at Suite 788, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5, telephone (604) 899-5450 and are also available electronically at www.sedar.com.

        The following documents of the Company, filed by the Company with the Commissions, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

  a)
  the annual information form of the Company dated November 26, 2013 for the financial year ended August 31, 2013 (the "Annual Information Form" or "AIF");

  b)
  the audited consolidated financial statements of the Company as at and for the financial year ended August 31, 2013, together with the notes thereto and the auditor's report thereon;

  c)
  management's discussion and analysis of the Company dated November 26, 2013 for the financial year ended August 31, 2013 (the "MD&A");

  d)
  the management information circular of the Company dated for reference November 16, 2012 prepared for the purposes of the annual general meeting of the Company held on January 8, 2013;

  e)
  the material change report of the Company dated December 9, 2013 announcing the Offering;

  f)
  the material change report of the Company dated December 9, 2013 reporting drilling intersects at the Waterberg Extension Project (as defined hereunder);

  g)
  the material change report of the Company dated November 26, 2013 announcing that the Company has filed on SEDAR the NI 43-101 technical report titled "Technical Report on the Exploration of the Waterberg Extension Project, South Africa" with an effective date of November 12, 2013;

  h)
  the material change report of the Company dated November 14, 2013 reporting the first available assay results from drilling on the Waterberg Extension Project in two intersections confirming the extension of the Super F zone;

  i)
  the material change report of the Company dated November 11, 2013 announcing that the Company has entered into a new mandate letter with Barclays Bank PLC, Absa Corporate and Investment Bank, a division of Absa Bank Limited, Caterpillar Financial SARL and Societe Generale (London Branch), whereby the parties have agreed to use commercially reasonable efforts to arrange for up to a US$195 million project finance loan to develop the Project 1 platinum mine;

  j)
  the material change report of the Company dated October 21, 2013 announcing that drilling on the Waterberg Extension Project has successfully confirmed the extension of the Bushveld Complex and the layered sequence of the F zone rock package for 4.0 kilometers of strike length beyond the previously known northern limits of the Waterberg deposit;

  k)
  the material change report of the Company dated October 18, 2013 announcing that at a meeting of the shareholders of Maseve Investments 11 Pty Ltd., the operating company of the Project 1 platinum mine, Company representatives were informed by a representative of Africa Wide Mineral Prospecting and Exploration (Pty) Ltd. ("Africa Wide") that Africa Wide, a subsidiary of Wesizwe Platinum Ltd. ("Wesizwe"), would not be funding a 213 million Rand (approximately US$21.8 million) cash call for their 26% share of a six month forward budget for the Project 1 platinum mine;

  l)
  the material change report of the Company dated October 17, 2013 announcing the filing of a technical report entitled "Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa";

  m)
  the material change report of the Company dated October 2, 2013 announcing that the Department of Mineral Resources of South Africa has granted prospecting rights and consent for prospecting to commence on the Waterberg Extension Project rights; and

  n)
  the material change report of the Company dated September 3, 2013 announcing an updated independent inferred resource estimate for the Waterberg Joint Venture.

        In addition to any document required to be incorporated by reference in this Prospectus under applicable securities laws, any document of the type referred to above (excluding confidential material change reports) or referenced in Item 11.1 of Form 44-101F1 — Short Form Prospectus of the Canadian Securities Administrators filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus. In addition, any document filed by the Company with, or furnished by the Company to, the SEC pursuant to the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus and the registration statement of which this Prospectus forms a part (in the case of any Report on Form 6-K, if and to the extent expressly provided in such report).

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein is not incorporated by reference to the extent that any such statement is modified or superseded by a statement herein or in any subsequently filed document that is also or is deemed to be incorporated by reference herein. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute a part of this Prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this Prospectus.

 ADDITIONAL INFORMATION

        A registration statement on Form F-10 has been filed by the Company with the SEC in respect of the distribution of the Offered Shares. The registration statement, of which this Prospectus constitutes a part, contains additional information not included in this Prospectus, certain items of which are contained in the exhibits to such registration statement, pursuant to the rules and regulations of the SEC. Information omitted from this Prospectus but contained in the registration statement is available on the SEC's website under the Company's profile at www.sec.gov. You should refer to the registration statement and the exhibits for further information.

        In addition to the Company's continuous disclosure obligations under the securities laws of the provinces of Canada, the Company is subject to the information requirements of the U.S. Exchange Act and in accordance therewith the Company files with or furnishes to the SEC reports and other information. The reports and other information that the Company files with or furnishes to the SEC are prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company may not be required to publish financial statements as promptly as U.S. companies. Copies of any documents that the Company has filed with the SEC may be read at the SEC's public reference room at Room 1500, 100 F Street N.E., Washington, D.C., 20549. Copies of the same documents may also be obtained from the public reference room of the SEC by paying a fee. Please call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room.

        The SEC's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") Internet site also contains reports and other information about the Company and any public documents that the Company files electronically with the SEC. The EDGAR site can be accessed at www.sec.gov.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the SEC as part of the registration statement on Form F-10 of which this Prospectus forms a part: (a) the documents referred to under the heading "Documents Incorporated by Reference"; (b) consents of each of the following: PricewaterhouseCoopers LLP; Charles Muller; Gordon Cunningham; Timothy Spindler; Byron Stewart; Kenneth Lomberg; Alan Goldschmidt; and R. Michael Jones; (c) the Underwriting Agreement; and (d) powers of attorney from certain of the Company's directors and officers (included on the signature pages of the registration statement).

 ENFORCEABILITY OF CIVIL LIABILITIES

        The Company is a corporation governed by the Business Corporations Act (British Columbia). All of the Company's officers and directors, and some or all of the Underwriters and experts named in this Prospectus, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and a significant portion of the Company's assets, are located outside the United States. As a result, it may be difficult for investors in the United States to effect service of process within the United States upon the Company or such directors, officers, Underwriters and experts who are not residents of the United States or to enforce against them judgments of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities laws of any state within the United States. The Company has filed with the SEC an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company has appointed DL Services Inc., located at Columbia Center, 701 Fifth Avenue, Suite 6100, Seattle, Washington 98104-7043, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Company in a United States court arising out of, related to or concerning the Offering.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

        Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this Prospectus are references to Canadian dollars. All references to "CAN$" are to Canadian dollars, all references to "US$" are to United States dollars and all references to "R" or "Rand" are to South African Rand.

        The following table sets forth the rate of exchange for the United States dollar expressed in Canadian dollars in effect at the end of each of the periods indicated, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated in each case based on the noon rate of exchange as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars.

	Twelve Months Ended August 31
	2013	2012	2011
Average rate for period	1.0111	1.0092	0.9892
Rate at end of period	1.0553	0.9863	0.9784
High for period	1.0576	1.0604	1.0520
Low for period	0.9710	0.9752	0.9449

        The noon rate of exchange on December 18, 2013 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 equals CAN$1.0645.

        The following table sets forth the rate of exchange for the South African Rand expressed in Canadian dollars in effect at the end of each of the periods indicated, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated in each case based on the noon rate of exchange as reported by the Bank of Canada for conversion of Rand into Canadian dollars.

	Twelve Months Ended August 31
	2013	2012	2011
Average rate for period	0.1108	0.1262	0.1428
Rate at end of period	0.1029	0.1176	0.1397
High for period	0.1200	0.1393	0.1510
Low for period	0.1003	0.1170	0.1352

        The noon rate of exchange on December 18, 2013 as reported by the Bank of Canada for the conversion of Rand into Canadian dollars was one Rand equals CAN$0.1028.

BUSINESS OF THE COMPANY

        The Company is a platinum focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa and in Canada.

        The Company's material subsidiaries are two wholly-owned companies, one majority-owned company and a 49.9% holding in a fourth company, all of which are incorporated under the company laws of the Republic of South Africa.

(1)
In October 2013 Africa Wide failed to meet its US$21.8 million share of a cash call for Project 1. Based on the dilution formula contained in the shareholders' agreement among PTM RSA (as defined below), Wesizwe, (through its subsidiary Africa Wide) and Maseve (the "Maseve Shareholders Agreement"), the Company has calculated that once it has paid its 74% share of the approved cash call into Maseve, Africa Wide will be diluted by 4.98% to a holding in Maseve of 21.02%. However, Africa Wide has calculated its dilution at 3.55%, reducing its shareholdings in Maseve, in its opinion, to 22.45%. At meetings of the shareholders of Maseve and the board of directors of Maseve held on November 11, 2013, resolutions were passed to unanimously approve the issuance of shares in Maseve to PTM RSA once it has paid its 74% share of the approved cash call into Maseve, which would dilute Africa Wide by 3.55%, with the possible further dilution of another 1.43% being referred to arbitration for determination according to the terms of the Maseve Shareholders Agreement.

        The Company conducts its South African exploration and development work through its wholly-owned direct subsidiary, Platinum Group Metals (RSA) (Pty) Limited ("PTM RSA"). PTM RSA holds the Company's interests in Project 1 ("Project 1") and Project 3 ("Project 3") of what was formerly the Western Bushveld Joint Venture through its holdings (see note to the corporate chart above) in Maseve Investments 11 (Pty) Limited ("Maseve").

        PTM RSA also holds 100% of the shares of Wesplats Holding (Pty) Limited, a holding company set up to acquire surface rights, and a 37% interest in Wildebeest Platinum (Pty) Limited, a company set up to hold prospecting rights for the exploration joint venture among the Company, Sable Platinum Mining (Pty) Ltd. and Umnotho NREF Joint Venture, a BEE group. The Company also owns 49.9% of Mnombo Wethu Consultants (Pty) Limited ("Mnombo"), a BEE company, which holds a 26% participating interest in both the Waterberg JV Project (defined below) and the Waterberg Extension Project (defined below) (together, the "Waterberg Projects").

        Currently, the Company considers three of its mineral projects to be material: Project 1, the Waterberg JV Project and the Waterberg Extension Project. The Company also holds interests in various early-stage exploration projects located in Canada and in South Africa. The Company continues to evaluate exploration opportunities both on currently owned properties and on new prospects.

Project 1 and Project 3

        Project 1 and Project 3 are located on the Western Limb of the Bushveld Complex, 110 kilometers west northwest of Pretoria and 120 kilometers from Johannesburg. The approximately 47 km2 of mining rights comprising Project 1 and Project 3 are owned 100% by project operating company Maseve, in which both the Company and Wesizwe, through its subsidiary Africa Wide, have ownership interests.

        The majority of the Company's exploration and development activities to date have been focused on Project 1 in order to advance it into development. Project 3 hosts indicated and inferred mineral resources, but feasibility and development work are not expected to commence until Project 1 is in production. On July 7, 2008, the Company announced the results of a feasibility study on Project 1. On November 25, 2009, the Company published an updated feasibility study on Project 1 entitled "Updated Technical Report (Updated Feasibility Study) Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)" dated November 20, 2009 with an effective date of October 8, 2009 (the "2009 UFS"). On April 4, 2012, Maseve was issued a letter of grant for a formal mining right for Project 1 (the "Mining Right") by the Department of Mineral Resources of the Government of South Africa ("DMR"). The Mining Right was notarially executed on the commencement date of May 15, 2012 and registered on August 3, 2012. During 2012 and into early 2013, the Company continued with, and completed, Phase 1 development at Project 1. The Phase 1 development program was budgeted at R856.83 million (approximately US$100 million at the time, of which the Company's share was US$74 million). Including the effect of both increases and decreases in scope, Phase 1 was completed in March 2013 at a total cost of R777.20 million; however a further amount of R81.3 million related to deferred expenditures for electrical services is still expected to be incurred, bringing the Phase 1 total cost essentially to budget. Phase 1 included surface infrastructure, lay down areas, electrical and water connections, twin decline development and some lateral development.

        Phase 2 development at Project 1 commenced in early 2013 and is expected to cost approximately US$406 million on a peak funding amount basis, subject to the potential effect of delays in certain expenditures on Project 1 as described further below. Phase 2 includes the completion of an additional twin decline access into the deposit and a milling, concentrating and tailings facility. The Company intends to apply a portion of the net proceeds of the Offering to partially fund its portion of the estimated Phase 2 development costs. See "Use of Available Funds". Plant and facility construction and commissioning are estimated to take up to two years to complete. Full commercial production is estimated to occur after a two year ramp-up period subsequent to the commissioning of the plant. The above anticipated aggregate funding requirement does not consider the potential impact on peak funding of a procurement freeze on new capital spending currently enacted on Project 1. See "— Africa Wide Dilution — Project 1 and Project 3" and "Risk Factors".

Africa Wide Dilution — Project 1 and Project 3

        On October 18, 2013, Wesizwe, through its subsidiary Africa Wide, informed the Company that it would not be funding its approximate US$21.8 million share of a project budget and cash call for Project 1 that had been unanimously approved by the Maseve board of directors. As a result of the failure to fund its share of the cash call, Africa Wide's interest in Maseve, and therefore Project 1 and Project 3, will be diluted in accordance with the terms of the Maseve Shareholders' Agreement.

        Based on the dilution formula contained in the Maseve Shareholders' Agreement the Company has calculated that once it has paid its 74% share of the approved cash call into Maseve, Africa Wide will be diluted by 4.98%, to a holding in Maseve of 21.02%. Africa Wide has instead calculated its dilution at 3.55%, reducing its shareholding, in its opinion, to 22.45%. At meetings of the shareholders of Maseve and the board of directors of Maseve held on November 11, 2013, resolutions were passed to unanimously approve the issuance of shares in Maseve to PTM RSA once it has paid its 74% share of the approved cash call into Maseve, which would dilute Africa Wide by 3.55%, with the possible further dilution of another 1.43% sent to arbitration for determination according to the terms of the Maseve Shareholders' Agreement. As a result of this decision, the Company and the New Arrangers (defined below) agreed to replace the Original Proposed Loan Facility (defined below) for Project 1 with the New Project Loan Facility (defined below) and the Company has delayed certain expenditures on Project 1. The delays combined with potential delays in ramping up mining ore may result in a decision to further delay the completion of mill construction and the first concentrate sales, which would negatively impact peak funding requirements. The Company anticipates that it will be required to fund 100% of Maseve's ongoing cash calls, which will result in further dilution of Africa Wide's interest in Maseve.

        As Africa Wide is the Company's BEE partner for Project 1, and legislation and regulations in South Africa require a 26% equity interest by a BEE entity in order to maintain the Mining Right in good standing, the

Company advised the DMR on October 19, 2013 of Africa Wide's decision to not fund the cash call and the dilution implications as a result thereof. On October 24, 2013, the DMR provided the Company with a letter stating that it will apply the provisions of the Mineral and Petroleum Resources Development Act, 28 of 2002 ("MPRDA") related to any administrative processes or decisions to be conducted or taken within a reasonable time and in accordance with the principles of lawfulness, reasonableness and procedural fairness in giving the Company the opportunity to remedy the effect of Africa Wide's dilution. The Company is currently working on a plan to sell the diluted percentage interest in Maseve previously held by Africa Wide to an alternative, qualified BEE company. The Company is currently considering Mnombo as the BEE company for such transaction. The Company currently owns 49.9% of the issued and outstanding shares of Mnombo and Mnombo acts as the Company's BEE partner in respect of their Waterberg JV Project and the Waterberg Extension Project. See "Risk Factors".

New Project Loan Facility

        On December 6, 2012 the Company announced that a syndicate of lead arrangers, appointed in August 2011, had obtained credit committee approval for a US$260 million project loan facility (the "Original Proposed Loan Facility") to Maseve for the construction of the Project 1 platinum mine. Closing and draw down of the Original Proposed Loan Facility was subject to the negotiation and execution of final documentation and satisfaction of conditions precedent. On November 8, 2013, the Company entered into a new mandate letter to replace the Original Proposed Loan Facility with Barclays Bank PLC, Absa Corporate and Investment Bank, a division of Absa Bank Limited, Caterpillar Financial SARL and Societe Generale (London Branch) (the "New Arrangers") for a US$195 million project loan facility (the "New Project Loan Facility") to Maseve to partially fund construction on Project 1. The new mandate letter replaces the mandate letter and related documents prepared in connection with the Original Proposed Loan Facility. The new mandate letter requires the New Arrangers to use commercially reasonable efforts to arrange the New Project Loan Facility, and is subject to a number of conditions precedent, including the credit committee and other internal approvals of each of the New Arrangers, the finalization of a facility agreement and related documents, certain corporate restructuring transactions, the New Arrangers' financial and continued technical due diligence of the Company, any other obligor and Project 1, and the sale of, and receipt of necessary regulatory approvals for, Africa Wide's diluted interest in Maseve to a qualified BEE entity. Subject to approval from the DMR, Mnombo is currently documented in the new mandate letter as the qualified BEE entity for this sale transaction. Should the Company choose to sell Africa Wide's diluted interest in Maseve to a different qualified BEE entity to replace Africa Wide, the approval of the New Arrangers would be required. The New Project Loan Facility will require, among other conditions, the Company to provide an estimated US$75 million cost over-run facility, to implement a metal hedging program, to guarantee the obligations of Maseve, to obtain a guarantee from Mnombo, to pledge to the New Arrangers the Company's interest in the capital of Maseve and the Company's interest in the Waterberg Projects and to satisfy specified financial tests going forward.

Waterberg JV Project

        The Company's second material mineral project is the newly discovered Waterberg platinum deposit, where the Company is the operator of the Waterberg joint venture project (the "Waterberg JV Project") with the Japan Oil, Gas and Metals National Corporation ("JOGMEC") and Mnombo.

        The Waterberg JV Project is comprised of a contiguous granted prospecting right area of approximately 255 km2 located on the North Limb of the Bushveld Complex, approximately 70 kilometers north of the town of Mokopane (formerly Potgietersrus). In October 2009, PTM RSA entered into an agreement with JOGMEC and Mnombo (the "JOGMEC Agreement") whereby JOGMEC could earn up to a 37% participating interest in the project for an optional work commitment of US$3.2 million over four years, while at the same time Mnombo could earn a 26% participating interest in exchange for matching JOGMEC's expenditures on a 26/74 basis (US$1.12 million). In April 2012, JOGMEC completed their US$3.2 million earn in requirement to earn a 37% interest in the Waterberg JV Project. Following JOGMEC's earn-in, which was completed in April 2012, the Company funded Mnombo's 26% share of costs for US$1.12 million until the earn-in phase of the joint venture ended in May 2012. The Waterberg JV Project is currently owned 37% by the Company, 37% by JOGMEC and 26% by Mnombo (the Company owns 49.9% of the issued and outstanding shares of Mnombo). The Waterberg JV Project and the Waterberg Extension Project are managed and explored according to separate technical committees and are currently planned for separate development according to the needs, requirements and objectives of the two distinct ownership groups.

        PTM RSA applied for the original 137 km2 prospecting right for the Waterberg JV Project area in 2009 and in September 2009 the DMR granted PTM RSA a prospecting right until September 1, 2012 for the requested area. Application for the renewal of this prospecting right for a further three years has been made. Under the MPRDA, the prospecting right remains valid pending the grant of the renewal. Two further prospecting rights were granted to PTM RSA for the Waterberg JV Project and were executed on October 2, 2013. These prospecting rights are valid until October 1, 2018 and may each be renewed for a further period of three years thereafter. Applications for further prospecting rights were made on February 7, 2012 for additional minerals over the majority of the farms covering the prospecting right areas of the Waterberg JV Project.

        On November 7, 2011, the Company entered into an agreement with Mnombo whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo from its shareholders in exchange for cash payments totaling R1.2 million and agreeing to pay for Mnombo's 26% share of project costs to feasibility (bringing the Company's share of project costs to 63%). When combined with the Company's 37% direct interest in the Waterberg JV Project, the 12.974% indirect interest held by the Company through Mnombo brings the Company's effective interest in the Waterberg JV Project to approximately 50%. To the Company's knowledge, Mnombo remains over 50% held for the benefit of historically disadvantaged persons or historically disadvantaged South Africans ("HDSAs"), as defined respectively by the MPRDA and the Amendment of the Broad-Based Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry ("Mining Charter") and is a qualified BEE corporation under the Broad Based Black Economic Empowerment Act, 2003 (the "BEE Act"). See "Risk Factors".

        An approved post earn-in 2012 budget for the joint venture was initially set by the joint venture partners at US$8.37 million. In February 2013, the joint venture partners increased the post earn-in budget to US$13.0 million. A further 2013 budget in the amount of US$7.0 million was later approved.

        As of August 31, 2013, approximately US$18.6 million has been spent on the joint venture. The Company has funded the Company's and Mnombo's combined 63% share of this work for a cost of US$11.7 million with the remaining US$6.88 million funded by JOGMEC. As of August 31, 2013, an amount of US$0.5 million was due and receivable from JOGMEC. This amount was subsequently received and there are no amounts due from JOGMEC at the date of this Prospectus. The Company has approved its own budget for calendar 2013 to fund its 63% share (including Mnombo's 26% share) of 2013 work expenditures for the joint venture. Mechanized mining methods and infrastructure requirements for the Waterberg JV Project are being studied as part of a preliminary economic assessment being conducted by WorleyParsons TWP as approved as part of the 2013 budget.

        On September 4, 2012, the Company announced an initial mineral resource for the Waterberg JV Project. The details are contained in the technical report entitled "Updated Exploration Results and Mineral Resource Estimate for the Waterberg Platinum Project, South Africa (Latitude 23° 21' 53"S, Longitude 28° 48' 23"E)" with an effective date of November 5, 2012 (the "Updated Waterberg Report"), prepared by Kenneth Lomberg, B.Sc. (Hons) Geology, B. Com., M. Eng. Pr.Sci.Nat., MGSSA, of Coffey Mining (SA) Pty Ltd. ("Coffey"). In the report the independent qualified person recommends a forward 2013 budget in the amount of $10.0 million, which the Company is undertaking with the joint venture partners as described above.

        On November 5, 2012, the Company announced that new drill intercepts have approximately doubled the strike length of the Waterberg JV Project. The F mineralized layers have been intercepted in boreholes up to 2.7 kilometers north of the initial mineral resource area. The Company published the Updated Waterberg Report on November 23, 2012.

        On February 1, 2013 the Company announced an updated inferred mineral resource estimate on the Waterberg JV Project. On March 18, 2013, the Company filed the associated NI 43-101 technical report. The report, entitled "Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa (Latitude 23° 22' 01"S, Longitude 28° 49' 42"E)" (the "Revised and Updated Waterberg Report") is dated effective February 1, 2013 and was prepared by Kenneth Lomberg, B.Sc. (Hons) Geology, B. Com., M. Eng. Pr.Sci.Nat., MGSSA, of Coffey supporting the disclosure of the updated inferred mineral resource estimate.

        On September 3, 2013 the Company announced a further updated inferred mineral resource estimate on the Waterberg JV Project. On October 17, 2013 the Company filed the associated NI 43-101 technical report. The report, entitled "Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa (Latitude 23° 22' 01"S, Longitude 28° 49' 42"E)" (the "Second Revised and Updated Waterberg Report") is dated effective September 2, 2013 and was prepared by Kenneth Lomberg, B.Sc. (Hons) Geology, B. Com., M. Eng. Pr.Sci.Nat., MGSSA, of Coffey supporting the disclosure of the updated inferred mineral resource estimate. On December 12, 2013 the Company filed a NI 43-101 technical report entitled "Amended and Combined Technical Report, Waterberg Joint Venture and Waterberg Extension Projects, South Africa (Latitude 23° 22' 01"S, Longitude 28° 49' 42"E)" (the "Combined Waterberg Report") combining the Second Revised and Updated Waterberg Report and the Waterberg Extension Report (as defined below). Kenneth Lomberg, B.Sc. (Hons) Geology, B. Com., M. Eng. Pr.Sci.Nat., MGSSA, of Coffey prepared the Combined Waterberg Report. The Combined Waterberg Report recommends ongoing exploration and engineering work on the Waterberg JV Project.

        The Company has been advised by JOGMEC that a formal auction process has begun for the sale of JOGMEC's 37% interest in the Waterberg JV Project to a successful bidder from a group of qualified Japanese trading firms. This is in keeping with JOGMEC's mandate as determined by the Japanese Ministry of Economy, Trade and Industry. Subsequent to the discovery on the Waterberg JV Project a qualified Japanese firm nominated JOGMEC's interest in the Waterberg JV Project for sale. In accordance with its mandate, the nomination requires that JOGMEC initiate a formal auction and sale process. As a result, the Company anticipates a new Japanese firm will become a 37% joint venture partner in early 2014. The Company expects this new partner will participate in the Waterberg JV Project technical committee and in the formulation of the 2014 work program for the Waterberg JV Project.

Waterberg Extension Project

        The Company's third material project is the area currently comprised of three contiguous prospecting rights with a combined area of approximately 489 km2 adjacent and to the north of the Waterberg JV Project (the "Waterberg Extension Project"). Two of the prospecting rights were executed on October 2, 2013 and each is valid for a period of five years, expiring on October 1, 2018. The third prospecting right was executed on October 23, 2013 and is valid for a period of five years, expiring on October 22, 2018. The Company has the exclusive right to apply for renewals of the prospecting rights for periods not exceeding three years each and the exclusive right to apply for a mining right over these prospecting right areas. The Waterberg Extension Project is located on the north limb of the Bushveld Complex, approximately 85 kilometers north of the town of Mokopane (formerly Potgietersrus), Limpopo Province. There are two further prospecting right applications for periods of five years each covering a further 330.56 km2 in process with the DMR for addition to the Waterberg Extension Project, none of which is directly on the trend of the primary exploration target. Six drill rigs are now active on the Waterberg Extension Project.

        Applications for further prospecting rights were made on February 7, 2012 for additional minerals over the majority of the farms covering the prospecting right areas of the Waterberg Extension Project.

        The Waterberg Extension Project is conducted in a joint venture with Mnombo. The Company holds a direct 74% interest and Mnombo holds a 26% interest in the Waterberg Extension Project, leaving the Company with an 86.974% effective interest by way of its 49.9% shareholding in Mnombo. Mnombo is responsible for 26% of ongoing costs on the Waterberg Extension Project, however the Company is currently carrying all of Mnombo's costs relating to the Waterberg Extension Project. To the Company's knowledge, Mnombo remains over 50% held for the benefit of HDSAs, as defined respectively by the MPRDA and the BEE Act. See "Risk Factors".

        The Company has funded the Company's and Mnombo's combined 100% share of work on the Waterberg Extension Project for a cost of $0.347 million as of August 31, 2013. As of August 31, 2013 there was no receivable due from Mnombo. Exploration work on the Waterberg Extension Project did not begin in a material way until subsequent to August 31, 2013. The Company has approved a budget of US$500,000 for calendar 2013 to fund work on the Waterberg Extension Project including Mnombo's 26% share. Given the results to date the Company expects to exceed the budgeted amount.

        On November 26, 2013, the Company filed a NI 43-101 technical report on the Waterberg Extension Project entitled "Technical Report on the Exploration of the Waterberg Extension Project, South Africa (Latitude 23° 14' 00"S, Longitude 28° 55' 00"E)" with an effective date of November 12, 2013, prepared by Kenneth Lomberg (the "Waterberg Extension Report"). The Combined Waterberg Report includes the findings in the Waterberg Extension Report. Based on the fact that recent drilling on the Waterberg Extension Project has confirmed the continuation of mineralization within the Waterberg Extension Project and on the conclusions found in the Updated Waterberg Report, the Revised and Updated Waterberg Report and the Second Revised and Updated Waterberg Report, the Combined Waterberg Report supports the view that a drill program is warranted, and recommends extensive further drilling on the Waterberg Extension Project.

RISK FACTORS

        An investment in the Offered Shares involves a high degree of risk and must be considered a highly speculative investment due to the nature of the Company's business and the present stage of exploration and development of its mineral properties. Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity or quality to return a profit from production.

        Prospective purchasers of the Offered Shares should carefully consider the risk factors set out below, as well as the information included or incorporated by reference in this Prospectus, before making an investment decision to purchase the Offered Shares. Specific reference is made to the sections entitled "Risk Factors" in the MD&A and "Risk Factors" in the AIF. See "Documents Incorporated by Reference". Without limiting the foregoing, the following risk factors should be given special consideration when evaluating an investment in the Company's securities. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also have a material adverse effect on the Company.

Risks Relating to our Company

The inability of the Company to find a suitable joint venture partner for Project 1 and Project 3 may have a material adverse effect on the Company's business and results of operations.

        Under the terms of the Maseve Shareholders' Agreement, the board of directors of Maseve may make cash calls on PTM RSA and Africa Wide to meet project expenditures, which are determined annually and adjusted each quarter based on a review of Maseve's financial performance and progress. Such cash calls are to be made in proportion to the joint venture partners' shareholdings in Maseve. In October 2013, Africa Wide (the Company's BEE partner in Maseve) declined to fund its share of a cash call by the board of directors of Maseve. As a result, and determined in accordance with the dilution provisions of the Maseve Shareholders Agreement, the Company estimates that Africa Wide's interest in Maseve, and therefore Project 1 and Project 3, will dilute from 26% to approximately 21.02%. In order to maintain the Mining Right in good standing, Maseve must have 26% BEE ownership by December 31, 2014, and the Company must therefore find a qualified BEE company to acquire Africa Wide's diluted interest in Maseve. There is no guarantee that the Company will be able find such a partner on commercially reasonable terms, if at all, or that such partner would be acceptable to the New Arrangers of the New Project Loan Facility. Subject to the approval of the DMR, Mnombo is currently documented in the mandate letter for the New Project Loan Facility as the qualified BEE entity for the sale of Africa Wide's interest in Maseve. Should Mnombo acquire an interest in Maseve, the Company would be responsible for approximately 49.9% of cash calls due to Maseve owing to the Company's stake in Mnombo. If Mnombo was not deemed to be a suitable BEE company or if the Company was unsuccessful in reaching an agreement on the terms of Mnombo's investment in Maseve, the Company would be required to obtain approval from the New Arrangers for, and reach an agreement with, another qualified BEE entity and, failing that, the Mining Right could be suspended or cancelled by the DMR. Under the terms of the Maseve Shareholders' Agreement, if Maseve is instructed by the DMR to increase its BEE ownership, any agreed costs or dilution of interests shall be borne equally by the Company and Africa Wide, notwithstanding that Africa Wide will hold only 22.45% of the equity in Maseve, subject to the shareholder and board-approved issuance of shares in Maseve to PTM RSA to account for the dilution of Africa Wide and to the pending arbitration.

The failure of the Company or its joint venture partners to fund their respective pro-rata share of funds under the respective joint ventures may have a material adverse effect on the Company's business and results of operations

        The Company, through its subsidiaries, participates in joint ventures with various partners. In particular, PTM RSA is a party to the Maseve Shareholders' Agreement related to the exploration and development of Project 1 and Project 3. On October 18, 2013, Africa Wide, the Company's BEE partner in Maseve, advised the Company that it would not be funding its approximately US$21.8 million share of a six month budget and cash call unanimously approved by the board of directors of Maseve. As a result of this decision, it has been necessary to renegotiate and restructure the Original Proposed Loan Facility for Project 1 and delay certain expenditures on Project 1. The Company will also be required to find a new BEE partner to ensure that the ownership of Maseve complies with the BEE requirements of South African law. Africa Wide's decision may result in significant adverse effects on the Company and Maseve, including delays in the development and financing plan, increases in expenses, less advantageous financing terms and, potentially, the failure of planned financing and the halting of development on Project 1. For example, as a result of Africa Wide's decision, a procurement freeze has been implemented on Project 1, which may result in delays in completing mill construction and first concentrate sales. Any failure by PTM RSA, Africa Wide or any future joint venture partner under the Maseve Shareholders' Agreement to contribute its pro rata share of a cash call would result in dilution of that partner's interest in proportion to the shortfall, and could have a material adverse effect on the Company as discussed above.

        PTM RSA, the Company (as guarantor of PTM RSA), Mnombo and JOGMEC are parties to the JOGMEC Agreement, which governs the joint venture in respect of the Waterberg JV Project. Under the JOGMEC Agreement, PTM RSA, Mnombo and JOGMEC may elect to fund programs that have been approved by a management committee composed of a representative of each of the three joint venture partners, provided that voting power for each representative is proportional to the respective joint venture partner's interest. In the event that PTM RSA, Mnombo or JOGMEC fails to contribute its respective pro rata share of program costs after electing to fund a program, or twice elects not to fund a program, then its respective participating interest in the joint venture will be diluted in proportion to the shortfall. If the interest of one or more of the partners is reduced to less than 10%, or if one or more of the partners elects not to fund a program to achieve commercial production, then the diluted partner's or partners' interest will be deemed transferred to the remaining partner(s) and such diluted partner(s) will be entitled to a 1.0% net smelter return ("NSR") royalty in the aggregate. Thus, if only one partner is diluted below 10%, it will receive the entire 1.0% NSR royalty, but if two or more partners are each diluted below 10%, then they will share the 1.0% NSR royalty.

        In addition, because the development of the Company's joint venture projects depends on the ability to finance further operations, any inability of the Company or one or more of its joint venture partners to fund its respective pro rata cash calls in the future could require the other partners, including the Company, to increase their funding of the project, which they may be unwilling or unable to do, on a timely and commercially reasonable basis, or at all. The occurrence of the foregoing, the failure of any partner, including the Company, to increase their funding as required to cover any shortfall, as well as any dilution of the Company's interests in its joint ventures as a result of its own failure to satisfy a cash call, may have a material adverse effect on the Company's business and results of operations.

The Company's current cash will not be sufficient to fund its business as currently planned for the next 12 months, and the Company therefore requires additional financing, which may not be available on acceptable terms, if at all.

        The Company currently does not have adequate funds to satisfy all of its planned financial requirements for the next 12 months relating to the exploration, development and operation of its projects. The Company therefore requires additional financing from external sources, such as debt financing, equity financing or joint ventures, in order to meet such requirements and carry out the future development of its projects and external growth opportunities. The success and the pricing of any such capital raising and/or debt financing will be dependent upon the prevailing market conditions at that time. The Company will be required to obtain approval from the New Arrangers under the New Project Loan Facility, if consummated and secured, before making a public offer of its shares. There can be no assurance that such financing will be available to the Company or, if it is available, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, this may have a depressive effect on the price of the Common Shares and the interests of shareholders in the net assets of the Company may be diluted.

        The Company is seeking to secure the New Project Loan Facility for Maseve. At the present time, no binding commitments have been signed by the New Arrangers with respect to the New Project Loan Facility. The New Arrangers are under no obligation to provide the New Project Loan Facility on the terms described in this Prospectus, or at all. The completion of the New Project Loan Facility on the terms described in this Prospectus, or at all, is subject to a number of risks, including, without limitation, risks relating to the ability of the Company to sell Africa Wide's diluted interest in Maseve to Mnombo or find an alternative, suitable BEE partner, regulatory requirements, litigation, changes in general market conditions, the condition of the Company or its properties, and economic, social or political conditions in South Africa. No assurances can be given that such facility will be consummated on the timeline or on the terms described herein, or at all. In addition, funding under the New Project Loan Facility, if consummated, is expected to be subject to certain conditions, including, without limitation, that the Company restructure certain of its holdings, secure additional equity financing, if required, as determined at the time of financial close of the New Project Loan Facility, acquire and maintain all requisite permits and licenses and establish an agreed metals hedging program. The Company may be unable to satisfy such conditions on favourable terms, or at all. In particular, if the New Project Loan Facility is consummated, any inability of the Company, Africa Wide or any other joint venture partner to fund its required equity contributions thereunder will prevent funding and utilization of such facility and may result in a default thereunder, or in the case of Africa Wide or any other joint venture partner being unable or unwilling to fund, the Company may be required to fund the shortfall to avoid a default under such facility.

        The completion and utilization of the New Project Loan Facility, if successfully completed, combined with the Company's cash on hand and the net proceeds of the Offering, will not fully fund the Company's business plan, including the construction of Project 1. The Company will be required to source additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to complete the construction of Project 1 and have sufficient working capital for continued exploration on the Waterberg Projects, as well as for general working capital purposes.

        Any failure by the Company to obtain required financing on acceptable terms could cause the Company to delay development of its material projects or could result in the Company being forced to sell some of its assets on an untimely or unfavourable basis. Any such delay or sale could have a material adverse effect on the Company's financial condition, results of operations and liquidity.

The Company has a history of losses, and it anticipates continuing to incur losses for the foreseeable future.

        Apart from income for the year ended August 31, 2010 of $26.66 million, the Company has a history of losses. None of the Company's properties is currently in production, and there is no certainty that the Company will succeed in placing any of its properties into production in the near future, if at all.

        The Company anticipates continued losses for the foreseeable future until it can successfully place one or more of its properties into commercial production on a profitable basis. It could be years before the Company receives any revenues from any production of metals, if ever. If the Company is unable to generate significant revenues with respect to its properties, the Company will not be able to earn profits or continue operations.

The Company has a history of negative operating cash flow, and may continue to experience negative operating cash flow.

        The Company had negative operating cash flow for the financial year ended August 31, 2013. To the extent that the Company has negative cash flow in future periods, the Company may need to deploy a portion of its cash reserves to fund such negative cash flow. The Company may be required to raise additional funds through the issuance of additional equity or debt securities. There can be no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Company as those obtained previously.

The Company may not be able to continue as a going concern.

        The Company has limited financial resources and no operating revenues. The Company's ability to continue as a going concern is dependent upon, among other things, the Company establishing commercial quantities of mineral reserves on its properties and obtaining the necessary financing to develop and profitably produce such minerals or, alternatively, disposing of its interests on a profitable basis. Any unexpected costs, problems or delays could severely impact the Company's ability to continue exploration and development activities. Should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company's estimates. The amounts attributed to the Company's exploration properties in its financial statements represent acquisition and exploration costs and should not be taken to represent realizable value.

Most of the Company's properties contain no known mineral reserves.

        Other than the Project 1 platinum mine, all of the Company's properties are in the exploration stage, meaning that the Company has not determined whether such properties contain mineral reserves that are economically recoverable. The Company may never discover metals in commercially exploitable quantities at these properties. Failure to discover economically recoverable reserves on a mineral property will require the Company to write-off the costs capitalized for that property in its financial statements.

        Substantial additional work will be required in order to determine if any economic deposits exist on the Company's properties outside of the Project 1 platinum mine. Substantial expenditures are required to establish mineral reserves through drilling and metallurgical and other testing techniques. No assurance can be given that any level of recovery of any mineral reserves will be realized or that any identified mineral deposit will ever qualify as a commercial mineable ore body that can be legally and economically exploited.

The Company's properties, including the Project 1 platinum mine, may not be brought into a state of commercial production.

        Development of mineral properties involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond the Company's control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection. Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. The development of the Company's properties, including the Project 1 platinum mine, will require obtaining land use consents, permits and the construction and operation of mines, processing plants and related infrastructure. Although the Project 1 property has been granted the necessary land use zoning, the Company is subject to all of the risks associated with establishing new mining operations, including:

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  the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure;

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  the availability and cost of skilled labour and mining equipment;

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  the availability and cost of appropriate smelting and/or refining arrangements;

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  the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits;

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  the availability of funds to finance construction and development activities;

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  potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and

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  potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies and foreign exchange rates.

The costs, timing and complexities of mine construction and development are increased by the remote location of the Company's mining properties (other than Project 1 and Project 3, which are not remotely located and have both power and water supply lines crossing the property), with additional challenges related thereto, including water and power supply and other support infrastructure. For example, water resources are scarce at the Company's Waterberg Projects. If the Company should decide to mine at the Waterberg Projects, it will have to establish sources of water and develop the infrastructure required to transport water to the project area. Similarly, the Company will need to secure a suitable location by purchase or long-term lease of surface or access rights at the Waterberg Projects to establish the surface rights necessary to mine and process.

        It is common in new mining operations to experience unexpected costs, problems and delays during development, construction and mine ramp-up. Accordingly, there are no assurances that the Company's properties, including the Project 1 platinum mine, will be brought into a state of commercial production.

Estimates of mineral reserves and mineral resources are based on interpretation and assumptions and are inherently imprecise.

        The mineral resource and mineral reserve estimates contained in the AIF and the other documents incorporated by reference herein have been determined and valued based on assumed future prices, cut-off grades and operating costs. However, until mineral deposits are actually mined and processed, mineral reserves and mineral resources must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Estimates can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. Extended declines in market prices for platinum, palladium, rhodium and gold may render portions of the Company's mineralization uneconomic and result in reduced reported mineralization. Amendments to the mine plans and production profiles may be required as the amount of resources changes or upon receipt of further information during the implementation phase of the project. Any material reductions in estimates of mineralization, or of the Company's ability to extract this mineralization, could have a material adverse effect on the Company's results of operations or financial condition. The effect of any reductions in estimates at the Project 1 platinum mine may be exacerbated given the relatively small size of the deposit and short mine life of the project of approximately 20 years.

Actual capital costs, operating costs, production and economic returns may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

        The capital costs to take the Company's projects into production may be significantly higher than anticipated. None of the Company's mineral properties has an operating history upon which the Company can base estimates of future operating costs. Decisions about the development of the Company's mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

  •
  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

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  anticipated recovery rates of metals from the ore;

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  cash operating costs of comparable facilities and equipment; and

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  anticipated climatic conditions.

Capital costs, operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for the Company may differ significantly from those anticipated by the Company's current studies and estimates, and there can be no assurance that the Company's actual capital and operating costs will not be higher than currently anticipated. For example, operating costs per tonne at the Project 1 platinum mine are estimated to have increased by approximately 24% since the 2009 UFS, principally as a result of increased prices for labour, power and consumables, such as drill steel, roof bolts, explosives and fuel. In addition, construction costs at the Project 1 platinum mine are estimated to have increased by approximately 14% since the 2009 UFS, primarily as a result of increased labour, construction and capital equipment costs. As a result of higher capital and operating costs, production and economic returns may differ significantly from those the Company has anticipated.

The Company is subject to the risk of fluctuations in the relative values of the Canadian dollar as compared to the South African Rand and the United States dollar.

        The Company may be adversely affected by foreign currency fluctuations. The Company is primarily funded through equity investments into the Company denominated in Canadian dollars. In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in South African Rand. The Company also has assets, cash and certain liabilities denominated in South African Rand. Several of the Company's options to acquire properties or surface rights in South Africa may result in payments by the Company denominated in South African Rand or in U.S. dollars. Exploration, development and administrative costs to be funded by the Company in South Africa will also be denominated in South African Rand. Fluctuations in the exchange rates between the Canadian dollar and the South African Rand or U.S. dollar may have a material adverse effect on the Company's financial results. During the year ended August 31, 2013, the Company recorded a foreign currency translation adjustment of approximately $28.2 million as a loss in other comprehensive income, which was primarily the result of translating the Company's Rand denominated assets and liabilities in South Africa at weaker Rand/Canadian dollar exchange rates on August 31, 2013.

        In addition, South Africa has in the past experienced double digit rates of inflation. If South Africa experiences substantial inflation in the future, the Company's costs in South African Rand terms will increase significantly, subject to movements in applicable exchange rates. Inflationary pressures may also curtail the Company's ability to access global financial markets in the longer-term and its ability to fund planned capital expenditures, and could materially adversely affect the Company's business, financial condition and results of operations. The South African government's response to inflation or other significant macro-economic pressures may include the introduction of policies or other measures that could increase the Company's costs, reduce operating margins and materially adversely affect its business, financial condition and results of operations.

Metal prices are subject to change, and a substantial or extended decline in such prices could materially and adversely affect the value of the Company's mineral properties and potential future results of operations and cash flows.

        Metal prices have historically been subject to significant price fluctuations. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including:

  •
  domestic and international economic and political trends;

  •
  expectations of inflation;

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  currency exchange fluctuations;

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  interest rates;

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  global or regional consumption patterns;

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  speculative activities; and

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  increases or decreases in production due to improved mining and production methods.

Significant or continued reductions or volatility in metal prices may have an adverse effect on the Company's business, including the amount of the Company's mineral reserves, the economic attractiveness of the Company's projects, the Company's ability to obtain financing and develop projects and, if the Company's projects enter the production phase, the amount of the Company's revenues or profit or loss.

Judgments based upon the civil liability provisions of the United States federal securities laws may be difficult to enforce.

        The ability of investors to enforce judgments of United States courts based upon the civil liability provisions of the United States federal securities laws against the Company, its directors and officers, and the Underwriters and experts named herein may be limited due to the fact that the Company is incorporated outside of the United States, a majority of such directors, officers, Underwriters and experts reside or are organized outside of the United States and their assets may be located outside the United States. There is uncertainty as to whether foreign courts would: (a) enforce judgments of United States courts obtained against the Company, its directors and officers or the Underwriters or experts named herein predicated upon the civil liability provisions of the United States federal securities laws; or (b) entertain original actions brought in Canadian courts against the Company or such persons predicated upon the federal securities laws of the United States, as such laws may conflict with Canadian laws.

The Company will be required to provide a guarantee under the New Project Loan Facility, if consummated and secured.

        The Company is currently negotiating and seeking to secure the New Project Loan Facility on behalf of Maseve, and has entered into a mandate letter with the New Arrangers to arrange such facility, although no commitments have been provided by the New Arrangers. The Company expects that such facility, if consummated and secured, will obligate the Company to provide a guarantee of the obligations of Maseve thereunder and indirectly pledge its interest in the capital of Maseve and its interests in the Waterberg Projects. A pledge of the Company's interest in the Waterberg Projects may adversely affect the Company's ability to obtain project financing for such projects. Maseve holds the Mining Right to the Project 1 platinum mine. It is expected that the terms of the New Project Loan Facility agreements, if consummated and secured, will have various covenants, including financial tests that must be satisfied during the term of the New Project Loan Facility. There can be no assurance that such tests will be satisfied. Any default under the New Project Loan Facility, including any covenants thereunder, could result in the loss of the Company's entire interest in Maseve and the Project 1 platinum mine and its interests in the Waterberg Projects.

There may be a delay in the start-up of the Project 1 platinum mine, which could result in a default under the New Project Loan Facility, if consummated and secured.

        The anticipated timelines for the completion of Phase 2 of the development of the Project 1 platinum mine and the commencement and ramp-up of production may prove to be inaccurate. Timelines are based on management's current expectations and may be affected by a number of factors, including consultants' analyses and recommendations, the rate at which expenditures are incurred, delays in construction schedules, further postponement of electrical distribution infrastructure by ESKOM Holdings Limited, availability of major equipment and personnel, the Company's ability to obtain requisite funding, permits and licenses and the Company's ability to execute necessary agreements, some of which factors are beyond the Company's control, and which could cause management's timelines not to be realized. It is common for mining projects to experience unexpected costs, problems and delays. The targeted start date for first concentrate production at Project 1 has been postponed by approximately six months to mid-2015 and any further delay in the start-up of the Project 1 platinum mine (including as a result of the procurement freeze currently implemented at Project 1) could have a material adverse effect on the Company's financial condition and prospects. A delay may also result in a default under the New Project Loan Facility, if consummated and secured, which may accelerate amounts due thereunder and permit the New Arrangers and any other lenders thereunder to realize on any applicable security thereunder. This could result in a complete loss of the Company's investment in Maseve and the Waterberg Projects. There is no assurance that insurance for any delay in start-up at the Project 1 platinum mine will be available to the Company on economic terms or in such amounts as would be adequate to cover all losses or at all.

If the Company is unable to retain key members of management, the Company's business might be harmed.

        The Company's development to date has depended, and in the future will continue to depend, on the efforts of its senior management including: R. Michael Jones, President and Chief Executive Officer and a director of the Company; Frank R. Hallam, Chief Financial Officer and Corporate Secretary and a director of the Company; and Peter Busse, Chief Operating Officer of the Company. The Company currently does not, and does not intend to, have key person insurance for these individuals. Departures by members of senior management could have a negative impact on the Company's business, as the Company may not be able to find suitable personnel to replace departing management on a timely basis or at all. The loss of any member of the senior management team could impair the Company's ability to execute its business plan and could therefore have a material adverse effect on the Company's business, results of operations and financial condition.

If the Company is unable to procure the services of skilled and experienced personnel, the Company's business might be harmed.

        There is currently a shortage of skilled and experienced personnel in the mining industry in South Africa. The competition for skilled and experienced employees is exacerbated by the fact that mining companies operating in South Africa are legally obliged to recruit and retain HDSAs and women with the relevant skills and experience at levels that meet the transformation objectives set out in the MPRDA and the Mining Charter. Skilled and experienced personnel are especially important at the Project 1 platinum mine since the deposit does not lend itself to mechanized methods. If the Company is unable to attract and retain sufficiently trained, skilled or experienced personnel, its business may suffer and it may experience significantly higher staff or contractor costs, which could have a material adverse effect on its business, results of operations and financial condition.

Conflicts of interest may arise among the Company's officers and directors as a result of their involvement with other mineral resource companies.

        Certain of the Company's officers and directors are, and others may become, associated with other natural resource companies that acquire interests in mineral properties. R. Michael Jones, President and Chief Executive Officer and a director of the Company, is also the President and Chief Executive Officer and a director of West Kirkland Mining Inc. ("WKM"), a public company with mineral exploration properties in Ontario and Nevada, and a director of Nextraction Energy Corp. ("NE"), a public company with oil properties in Alberta, Kentucky and Wyoming. Frank Hallam, Chief Financial Officer and Corporate Secretary and a director of the Company, is also a director, Chief Financial Officer and Corporate Secretary of WKM and a director of MAG Silver Corp. ("MAG Silver"), a public company with mineral exploration properties in Mexico, Lake Shore Gold Corp., a public company with producing and exploration properties in Ontario, and NE. Eric Carlson, a director of the Company, is also a director of MAG Silver and NE. Barry Smee, a director of the Company, is also a director of Almaden Minerals Ltd., a company with projects in Mexico, the United States and Canada.

        Such associations may give rise to conflicts of interest from time to time. As a result of these potential conflicts of interests, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company's financial position. The Company's directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a subject involving a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.

Any disputes or disagreements with the Company's joint venture partners could materially and adversely affect the Company's business.

        The Company participates in joint ventures and may enter into other similar arrangements in the future. PTM RSA is a party to the Maseve Shareholders' Agreement related to the exploration and development of Project 1 and Project 3. The Company is entering into arbitration proceedings against Africa Wide to determine the extent of the dilution of Africa Wide's shareholding in Maseve following its failure to meet the October 18, 2013 cash call described under "Business of the Company — Project 1 and Project 3" above. Further, the Company anticipates selling certain of its interests in Maseve to a BEE company, which will reduce the Company's level of control. In addition, PTM RSA is also a party to a letter agreement with JOGMEC and Mnombo related to the exploration and development of the Waterberg JV Project property, whereby the interests of the Company, JOGMEC and Mnombo are 37%, 37% and 26%, respectively. JOGMEC, an incorporated administrative agency established by the Japanese government to seek and secure a stable supply of natural resources and energy to Japan, has advised the Company that it is required under its mandate from the Japanese Ministry of Economy, Trade and Industry to transfer its interest in the Waterberg JV Project pursuant to an auction process. PTM RSA is also a 49.9% shareholder of Mnombo and the relationship among the shareholders of Mnombo is governed by a formal shareholders' agreement. Any change in the identity, management or strategic direction of one or more of the Company's joint venture partners, including any disagreement among the Mnombo shareholders, could materially adversely affect the Company's business and results of operations. Additionally, if a dispute arises between the Company and a joint venture partner or the other Mnombo shareholders that cannot be resolved amicably, the Company may be unable to move its projects forward and may be involved in lengthy and costly proceedings to resolve the dispute, which could materially and adversely affect the Company's business and results of operations.

There may be adverse Canadian tax consequences for a foreign controlled Canadian company that acquires Common Shares of the Company.

        Certain adverse tax considerations may be applicable to a shareholder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident corporation for the purposes of the "foreign affiliate dumping" rules in the Income Tax Act (Canada) (the "Tax Act"). Such shareholders should consult their tax advisors with respect to the consequences of acquiring Offered Shares.

Risks Related to the Mining Industry

Mining is inherently dangerous and subject to conditions or events beyond the Company's control, which could have a material adverse effect on the Company's business.

        Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, inclement weather, cave-ins and mechanical equipment failure are inherent risks in the Company's mining operations. These and other hazards may cause injuries or death to employees, contractors or other persons at the Company's mineral properties, severe damage to and destruction of the Company's property, plant and equipment and mineral properties, and contamination of, or damage to, the environment, and may result in the suspension of the Company's exploration and development activities and any future production activities. Safety measures implemented by the Company may not be successful in preventing or mitigating future accidents and the Company may not be able to obtain insurance to cover these risk at economically feasible premiums or at all. Insurance against certain environmental risks is not generally available to the Company or to other companies within the mining industry.

        In addition, from time to time the Company may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at its properties or otherwise in connection with the Company's operations. To the extent that the Company is subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation. Similarly, if the Company is subject to governmental investigations or proceedings, the Company may incur significant penalties and fines, and enforcement actions against it could result in the closing of certain of the Company's mining operations. During the period from February to March 2013 operations at Project 1 halted for approximately a month due to a Notice issued under Section 54 of the Mine Health and Safety Act (1996) in relation to a surface worker fatality that occurred on site. If claims and lawsuits or governmental investigations or proceedings are finally resolved against the Company, the Company's financial performance, financial position and results of operations could be materially adversely affected.

The Company's prospecting and mining rights are subject to title risks.

        The Company's prospecting and mining rights may be subject to prior unregistered agreements, transfers, claims and title may be affected by undetected defects. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties. This could result in the Company not being compensated for its prior expenditures relating to the property. Title insurance is generally not available for mineral properties and the Company's ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. These or other defects could adversely affect the Company's title to its properties or delay or increase the cost of the development of such prospecting and mining rights.

The Company is subject to significant governmental regulation.

        The Company's operations and exploration and development activities in South Africa and Canada are subject to extensive federal, state, provincial, territorial and local laws and regulation governing various matters, including:

  •
  environmental protection;

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  management and use of toxic substances and explosives;

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  management of tailings and other waste generated by the Company's operations;

  •
  management of natural resources;

  •
  exploration, development of mines, production and post-closure reclamation;

  •
  exports and, in South Africa, potential local beneficiation quotas;

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  price controls;

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  taxation;

  •
  regulations concerning business dealings with local communities;

  •
  labour standards, BEE and occupational health and safety, including mine safety; and

  •
  historic and cultural preservation.

        Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company's operations and delays in the development of the Company's properties.

The Company may face equipment shortages, access restrictions and lack of infrastructure.

        Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration, development or extraction activities. Certain equipment may not be immediately available, or may require long lead time orders. A delay in obtaining necessary equipment for mineral exploration, including drill rigs, could have a material adverse effect on the Company's operations and financial results.

        Mining, processing, development and exploration activities also depend, to one degree or another, on the availability of adequate infrastructure. Reliable roads, bridges, power sources, fuel and water supply and the availability of skilled labour and other infrastructure are important determinants that affect capital and operating costs. At each of the Company's projects, additional infrastructure will be required prior to commencement of mining. At Project 1, the Company's most advanced project, the Company is in the process of securing additional infrastructure, including additional power and water; however, such efforts are subject to a number of risks, including risks related to inflation, cost overruns and delays, political opposition, and reliance upon third parties, many of which factors are outside the Company's control. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the Company's projects.

        Exploration of mineral properties is less intrusive, and generally requires fewer surface and access rights, than properties developed for mining. The Company has not secured any surface rights at the Waterberg Projects other than those access rights legislated by the MPRDA. If a decision is made to develop the Waterberg Projects, or other projects in which the Company has yet to secure adequate surface rights, the Company will need to secure such rights. No assurances can be provided that the Company will be able to secure required surface rights on favourable terms, or at all. Any failure by the Company to secure surface rights could prevent or delay development of the Company's projects.

The Company's operations are subject to environmental laws and regulations that may increase the Company's costs of doing business and restrict its operations.

        Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company's intended activities. There can be no assurance that future changes to environmental legislation in Canada or South Africa will not adversely affect the Company's operations. Environmental hazards may exist on the Company's properties which are unknown at present and which have been caused by previous or existing owners or operators. Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, the Company's operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment. Such laws are continually changing and, in general, are becoming more restrictive.

        Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or a reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

        The Company has not made any material expenditure for environmental compliance to date. However, environmental hazards may exist on the Company's properties that are unknown at the present time, and that may have been caused by previous owners or operators or that may have occurred naturally. These hazards may give rise to significant financial obligations in the future and such obligations could have a material adverse effect on the Company's financial performance.

The mineral exploration industry is extremely competitive.

        The resource industry is intensely competitive in all of its phases. Much of the Company's competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company's competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company's ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company's ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company's business, financial condition or results of operations.

The Company requires various permits in order to conduct its current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company.

        The Company's current and anticipated future operations, including further exploration, development activities and commencement of production on the Company's properties, require permits from various South African and Canadian national, provincial, territorial and local governmental authorities. The Mining Right for the Project 1 platinum mine issued by the DMR is subject to environmental authorizations, water use licenses, land use consents and compliance with applicable legislation on an ongoing basis. The Waterberg Projects prospecting rights issued by the DMR are subject to environmental authorizations, land use consents and compliance with applicable legislation on an ongoing basis. The Company cannot be certain that all permits that it now or in the future may require for its operations will be obtainable on reasonable terms or at all. Delays or a failure to obtain such licenses and permits, or a failure to comply with the terms of any such licenses and permits that the Company has obtained, could have a material adverse impact on the Company.

        In addition, the duration and success of efforts to obtain and renew permits are contingent upon many variables not within the Company's control. Shortage of qualified and experienced personnel in the various levels of government could result in delays or inefficiencies. Backlog within the permitting agencies could also affect the permitting timeline of the Company's various projects. Other factors that could affect the permitting timeline include the number of other large-scale projects currently in a more advanced stage of development, which could slow down the review process, and significant public response regarding a specific project. As well, it can be difficult to assess what specific permitting requirements will ultimately apply to all of the Company's projects.

Risks of Doing Business in South Africa

Labour disruptions and increased labour costs could have an adverse effect on the Company's results of operations and financial condition.

        Although the Company's employees are not unionized at this time, contractors operating on the Project 1 mine site in South Africa have employees that are unionized. As a result, trade unions could have a significant impact on the Company's labour relations, as well as on social and political reforms. There is a risk that strikes or other types of conflict with unions or employees may occur at any of the Company's operations, particularly where the labour force is unionized. Labour disruptions may be used to advocate labour, political or social goals in the future. For example, labour disruptions may occur in sympathy with strikes or labour unrest in other sectors of the economy. South African employment law sets out minimum terms and conditions of employment for employees, which form the benchmark for all employment contracts. Disruptions in the Company's business due to strikes or further developments in South African labour laws may increase the Company's costs or alter its relationship with its employees and trade unions, which may have an adverse effect on the Company's financial condition and operations. South Africa has recently experienced widespread illegal strikes and violence.

South African foreign exchange controls may limit repatriation of profits.

        South Africa's exchange control regulations restrict the export of capital from South Africa. Although the Company is not itself subject to South African exchange control regulations, these regulations do restrict the ability of the Company's South African subsidiaries to raise and deploy capital outside the country, to borrow money in currencies other than the South African Rand and to hold foreign currency. Exchange control regulations could make it difficult for the Company's South African subsidiaries to: (a) export capital from South Africa; (b) hold foreign currency or incur indebtedness denominated in foreign currencies without approval of the relevant South African exchange control authorities; (c) acquire an interest in a foreign venture without approval of the relevant South African exchange control authorities and compliance with certain investment criteria; and (d) repatriate to South Africa profits of foreign operations. While the South African government has relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the foreseeable future. There can be no assurance that restrictions on repatriation of earnings from South Africa will not be imposed on the Company in the future.

Socio-economic instability in South Africa or regionally, including the risk of resource nationalism, may have an adverse effect on the Company's operations and profits.

        The Company has ownership interests in significant projects in South Africa. As a result, it is subject to political and economic risks relating to South Africa, which could affect an investment in the Company. South Africa was transformed into a democracy in 1994. The government policies aimed at redressing the disadvantages suffered by the majority of citizens under previous governments may impact the Company's South African business. In addition to political issues, South Africa faces many challenges in overcoming substantial differences in levels of economic development among its people. Large parts of the South African population do not have access to adequate education, health care, housing and other services, including water and electricity.

        This issue was particularly poignant in late 2012 when wild-cat strikes and violence occurred near the Project 1 platinum mine and generally at other platinum mines. There can be no assurance that wild-cat strikes and violence will not occur at the Company's properties in the future. Wild-cat strikes and violence at the

Project 1 platinum mine may have a material negative impact on the project and its start-up mine operations. The Company faces a number of risks from deliberate, malicious or criminal acts, including theft, fraud, bribery and corruption.

        The Company is also subject to the risk of resource nationalism, which encompasses a range of measures, such as expropriation or taxation, whereby governments increase their economic interest in natural resources, with or without compensation. The value of the natural mineral endowment of South Africa has become one of the major debating points in deciding how best to advance the empowerment of its historically disadvantaged individuals, groups and communities, and policies relating to resource nationalism are being debated in South Africa. The African National Congress ("ANC") held a policy conference in June 2012 at which the "State Intervention in the Minerals Sector" report ("SIMS Report"), commissioned by the ANC, was debated. A further conference was held in December 2012 to choose a candidate to lead the party into the general elections in 2014 and to give further policy guidelines. Although wholesale nationalization was rejected, the resolution on nationalization calls for state intervention in the economy, including "state ownership". This policy is evidenced in the amendments proposed to the MPRDA by the Mineral and Petroleum Resources Development Amendment Bill, 2013 ("Amendment Bill"), which envisages a 20% free carried interest in favour of the State in future petroleum projects. At the date of this Prospectus, the Amendment Bill is still being considered by the Parliamentary Portfolio Committee on Mineral Resources.

        The Company cannot predict the future political, social and economic direction of South Africa or the manner in which government will attempt to address the country's inequalities. Actions taken by the South African government, or by its people without the sanction of law, could have a material adverse effect on the Company's business. Furthermore, there has been regional, political and economic instability in countries north of South Africa, which may affect South Africa. Such factors may have a negative impact on the Company's ability to own, operate and manage its South African mining projects.

The Company's land in South Africa could be subject to land restitution claims which could impose significant costs and burdens.

        The Company's privately held land could be subject to land restitution claims under the South African Restitution of Land Rights Act 1994 (the "Land Claims Act"). Under the Land Claims Act, any person who was dispossessed of rights in land in South Africa as a result of past racially discriminatory laws or practices without payment of just and equitable compensation is granted certain remedies, including the restoration of the land against payment to the owner of compensation by the state. Under the Land Claims Act, persons entitled to institute a land claim were required to lodge their claims by December 31, 1998. The Company has not been notified of any land claims to date over the Company's properties, but any claims of which it is notified in the future could have a material adverse effect on its right to the properties to which the claims relate and, as a result, on the Company's business, operating results and financial condition.

        The South African Restitution of Land Rights Amendment Act 2004 (the "Amendment Act") became law on February 4, 2004. Under the Land Claims Act, the South African Minister for Agriculture and Land Affairs (the "Land Minister") may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties. The Amendment Act, however, entitles the Land Minister to acquire ownership of land by way of expropriation either for claimants who do not qualify for restitution, or, in respect of land as to which no claim has been lodged but the acquisition of which is directly related to or affected by a claim, the acquisition of which would promote restitution to those entitled or would encourage alternative relief to those not entitled. Expropriation would be subject to provisions of legislation and the South African Constitution (the "Constitution") which provide, in general, for just and equitable compensation. There is no guarantee that any of the Company's privately held land rights could not become subject to acquisition by the state without the Company's agreement, or that the Company would be adequately compensated for the loss of its land rights, which could have a negative impact on the Company's South African projects and therefore an adverse effect on its business and financial condition.

Any adverse decision in respect of the Company's mineral rights and projects in South Africa under the MPRDA could materially affect the Company's projects in South Africa.

        With the enactment of the MPRDA, the South African state became the sole regulator of all prospecting and mining operations in South Africa. All prospecting and mining licenses and claims granted in terms of any prior legislation became known as the "old order rights". All prospecting and mining rights granted in terms of the MPRDA are "new order rights". The treatment of new applications and pending applications is uncertain and any adverse decision by the relevant regulatory authorities under the MPRDA may adversely affect title to the Company's mineral rights in South Africa, which could stop, materially delay or restrict the Company from proceeding with its exploration and development activities or any future mining operations.

        A wide range of factors and principles must be taken into account by the South African Minister of Mineral Resources ("Minister") when considering applications for new order rights. These factors include the applicant's access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operations, the environmental impact of the operation and, in the case of prospecting rights, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions regarding the empowerment of HDSAs in the mining industry. All of the Company's old order prospecting rights in respect of Project 1 and Project 3 were first converted into new order prospecting rights and subsequently, in April 2012, were superseded by the Mining Right. All of the Company's current prospecting rights are new order rights.

        The assessment of some of the provisions of the MPRDA or the Mining Charter may be subjective and is dependent upon the views of the DMR as to whether the Company is in compliance. Maseve's social and labour plan, for instance, contains both quantitative and qualitative goals, targets and commitments relating to the Company's obligations to its employees and community residents, the achievement of some of which are not exclusively within the Company's control. Certain of the socio-economic projects identified in Maseve's social and labour plan have proved inappropriate or unviable given prevailing conditions and levels of training within the local communities in the vicinity of Project 1. Such projects have been identified and the Company has consulted with the DMR regarding a course of action. An application is being made to the DMR to amend the social and labour plan to target more appropriate and viable projects. However, if Maseve is found to be in non-compliance with its social and labour plan, the Minister may institute the section 47 process discussed below. At this time, the Company has not received a notice of non-compliance from the DMR.

        The Minister has the discretion to cancel or suspend mining rights under section 47(1) of the MPRDA as a consequence of the Company's non-compliance with the MPRDA, the Mining Charter, the terms of its Mining Right and prospecting rights or if mining is not progressing optimally. The section 47 process involves multiple, successive stages which include granting the Company a reasonable opportunity to show why its rights should not be cancelled or suspended. Pursuant to the terms of the provisions of section 6(2)(e)(iii) of the Promotion of Administrative Justice Act No. 3 of 2000 ("PAJA") read with section 6 of the MPRDA, the Minister can direct the Company to take remedial measures. If such remedial measures are not taken, the Minister must again give the Company a reasonable opportunity to make representations as to why such remedial measures were not taken. The Minister must then properly consider the Company's further representations (which considerations must also comply with PAJA) and only then is the Minister entitled to cancel or suspend a mining right. Any such cancellation or suspension will be subject to judicial review if it is not in compliance with the MPRDA or PAJA, or it is not lawful, reasonable and procedurally fair under section 33(1) of the Constitution.

        Failure by the Company to meet its obligations in relation to its Mining Right or prospecting rights or the Mining Charter could lead to the suspension or cancellation of such rights and the suspension of the Company's other rights, which would have a material adverse effect on the Company's business, financial condition and results of operations.

The failure to maintain or increase equity participation by HDSAs in the Company's prospecting and mining operations could adversely affect the Company's ability to maintain its prospecting and mining rights.

        The Company is subject to a number of South African statutes aimed at promoting the accelerated integration of HDSAs, including the MPRDA, the BEE Act and the Mining Charter. To ensure that socio economic strategies are implemented, the MPRDA provides for the Codes of Good Practice for the Minerals

Industry (the "Codes") which specify empowerment targets consistent with the objectives of the Mining Charter. The Mining Charter Scorecard requires the mining industry's commitment of applicants in respect of ownership, management, employment equity, human resource development, procurement and beneficiation. For ownership by BEE groups in mining enterprises, the Mining Charter Scorecard sets a 26% target by December 31, 2014. The Company has historically partnered with BEE groups or companies that were HDSA controlled at the time on all of its material projects in South Africa at a level of 26% at an operating or project level.

        The South African government awards procurement contracts, quotas, licenses, permits and prospecting and mining rights based on numerous factors, including the degree of HDSA ownership. The MPRDA and Mining Charter contain provisions relating to the economic empowerment of HDSAs. One of the requirements which must be met before the DMR will issue a prospecting right or mining right is that an applicant must facilitate equity participation by HDSAs in the prospecting and mining operations which result from the granting of the relevant rights. As a matter of stated policy, the DMR requires a minimum of 26% HDSA ownership for the grant of applications for mining rights. The Mining Charter requires a minimum of 26% HDSA ownership by December 31, 2014.

        The Company has sought to satisfy the foregoing requirements by partnering, at the operating company level, with companies demonstrating 26% HDSA ownership. The Company has partnered with Africa Wide with respect to Maseve, which owns the Mining Right to Projects 1 and 3, and has partnered with Mnombo with respect to the Waterberg JV Project and for the prospecting rights and applications over the Waterberg Extension Project. Other than for the pending dilution of Africa Wide's interest in Maseve, the Company's BEE partners hold a 26% interest in the respective operating company or project. The Company believes that Africa Wide was majority owned by HDSA individuals in 2002, when it first partnered with the Company. However, the Company's contractual arrangements with Africa Wide do not currently require Africa Wide to maintain any minimum level of HDSA ownership or to certify the level of such ownership to the Company. In 2007, Wesizwe (which was then majority owned by HDSA individuals) acquired 100% of the shares of Africa Wide. On an application of the flow-through principles, Africa Wide remained an HDSA company. On December 8, 2008, the Company entered into certain agreements to consolidate and rationalize the ownership of the Western Bushveld Joint Venture (the "Consolidation Transaction"). Under the terms of the Consolidation Transaction, the Company transferred its 18.5% interest in Project 2 to Wesizwe, therefore providing attributable units of production and further enhancing the ownership of mining assets by HDSA companies. Under the same transaction, Anglo Platinum Limited ("Anglo") acquired a then-approximately 26.9% interest in Wesizwe. In 2011, Jinchuan Group Limited of China and China Africa Development Fund, with the approval of the DMR and notwithstanding that the transaction resulted in Wesizwe not being majority owned by HDSAs, acquired a then-approximately 45% interest in Wesizwe. Although Anglo's interest is held for preferential disposition to a qualified BEE purchaser, HDSA individuals do not currently own a majority of the Wesizwe equity. In April 2012, Maseve was granted a Mining Right over Projects 1 and 3 by the DMR and the grant of the Mining Right by the DMR, by stated policy, is an acknowledgement of Maseve's BEE compliance status as being acceptable to the DMR. There can be no assurance when, or if, the transfer of Anglo's interest in Wesizwe to a qualified BEE purchaser will occur. Also there can be no assurance that the HDSA ownership may not be re-assessed or that the criteria for HDSA ownership may not be interpreted differently in the future. If only the direct shareholdings of Africa Wide and its parent are considered, and other factors which were considered by the DMR at the time of grant, are set aside, Maseve, solely on flow through principles is below the 26% HDSA ownership level.

        The Company is satisfied that Mnombo is majority owned by HDSA individuals. The contractual arrangements between Mnombo, the Company and the HDSA shareholders require the HDSA shareholders to maintain a minimum level of HSDA ownership in Mnombo of more than 50%. However, if at any time Mnombo becomes a company that is not majority owned by HDSA individuals, the ownership structure of the Waterberg JV Project and the prospecting rights and applications over the Waterberg Extension Project may be deemed not to satisfy HDSA requirements.

        Subject to conditions contained in the Company's prospecting and mining rights, the Company may be required to obtain approval from the DMR prior to undergoing any change in its empowerment status under the Mining Charter. In addition, if the Company or its BEE partners are found to be in non-compliance with the requirements of the Mining Charter and other BEE regulations, including failure to retain the requisite level of

HDSA ownership, the Company may face possible suspension or cancellation of its mining rights under section 47 of the MPRDA.

        In addition, there have been a number of proposals made at governmental level in South Africa regarding amendments and clarifications to the methodology for determining HDSA ownership and control of mining businesses, including the Amendment Bill which create greater uncertainty in measuring the Company's progress towards, and compliance with, its commitments under the Mining Charter and other BEE regulations. If implemented, any of these proposals could result in, among other things, stricter criteria for qualification as an HDSA investor.

        If the Company is required to increase the percentage of HDSA ownership in any of its operating companies or projects, the Company's interests may be diluted. In addition, it is possible that any such transactions or plans, or the investment by a new BEE partner in Maseve to maintain a 26% interest by qualified BEE companies may need to be executed at a discount to the proper economic value of the Company's operating assets or it may also prove necessary for the Company to provide vendor financing or other support in respect of some or all of the consideration, which may be on non-commercial terms. Under the terms of the Maseve Shareholders Agreement, if Maseve is instructed by the DMR to increase its HDSA ownership, any agreed costs or dilution of interests shall be borne equally by the Company and Africa Wide, notwithstanding that Africa Wide will hold, subject to the pending arbitration, only 22.45% of the equity.

        Currently, the South African Department of Trade and Industry is responsible for leading government action on the implementation of BEE initiatives under the auspices of the BEE Act and the Codes, while certain industries have their own transformation charters administered by the relevant government department (in this case, the DMR). The Broad-based Black Economic Empowerment Bill ("BEE Bill") proposes changes to the BEE Act which, if implemented, would provide a standard framework for the measurement of BEE compliance across all sectors of the economy. There is a risk that all of the industry specific transformation charters, including the Mining Charter under which the Company has agreed targets with the DMR and against which the Company currently measures its compliance through the Mining Charter Scorecard, may be superseded, in which case the Company would be required to comply with the criteria set forth under the BEE Act and any new or revised Codes. The BEE Bill has passed through the parliamentary process and is awaiting signing into law. However, the impacts of the BEE Bill are uncertain and the Company cannot predict the scope or timing of such amendments or modifications to the BEE Act, Codes or the Mining Charter, and the impact that these amendments or modifications may have on its business.

        If the Company is unable to achieve or maintain its empowered status under the Mining Charter or comply with any other BEE regulations or policies, it may not be able to maintain its existing prospecting and mining rights and/or acquire any new rights and therefore would be obliged to suspend or dispose of some or all of its operations in South Africa, which would likely have a material adverse effect on the Company's business, financial condition and results of operations.

Changes in South African State royalties where many of the Company's mineral reserves are located could have an adverse effect on the Company's results of operations and its financial condition.

        The Mineral and Petroleum Resources Royalty Act, 2008 ("Royalty Act") effectively came into operation on May 1, 2009. The Royalty Act establishes a variable royalty rate regime, in which the prevailing royalty rate for the year of assessment is assessed against the gross sales of the extractor during the year. The royalty rate is calculated based on the profitability of the mine (earnings before interest and taxes) and varies depending on whether the mineral is transferred in refined or unrefined form. The minimum royalty rate is 0.5% and the maximum royalty rate for mineral resources transferred in unrefined form is 7% of gross sales. For mineral resources transferred in refined form the maximum royalty rate is 5% of gross sales. The royalty will be a tax deductible expense. The royalty becomes payable when the mineral resource is "transferred", which refers to the disposal of a mineral resource, the export of a mineral resource, or the consumption, theft, destruction or loss of a mineral resource. The Royalty Act allows the holder of a mining right to enter into an agreement with the tax authorities to fix the percentage royalty that will be payable in respect of all mining operations carried out in respect of that resource for as long as the extractor holds the right. The holder of a mining right may withdraw from such agreement at any time.

        The feasibility studies covering the Company's South African projects made certain assumptions related to the expected royalty rates under the Royalty Act. If and when the Company begins earning revenue from its South African mining projects, and if the royalties under the Royalty Act differ from those assumed in the feasibility studies, this new royalty could have a material and adverse impact on the economic viability of the Company's projects in South Africa, as well as on the Company's prospects, financial condition and results of operations.

Characteristics of and changes in the tax systems in South Africa could materially adversely affect the Company's business, financial condition and results of operations.

        The Company's subsidiaries pay different types of governmental taxes in South Africa, including corporation tax, payroll taxes, VAT, state royalties, various forms of duties, dividend withholding tax and interest withholding tax. The tax regime in South Africa is subject to change.

        In May 2013, the South African Government released the Carbon Tax Policy Paper which serves as an update to the Carbon Tax Discussion Paper on the introduction of a carbon-pricing mechanism in South Africa with the aim of reducing the emission of greenhouse gases. Currently, the Carbon Tax Policy Paper proposes that the carbon tax be implemented in accordance with a phased approach. The first phase will be for five years, effective from January 1, 2015 to December 31, 2019. During the first phase, it is proposed that the carbon tax be introduced at R120 per ton of carbon dioxide equivalent, increasing at 10% per annum. Further, 60% of emissions would initially be tax exempt. When the tax free thresholds are taken into account, the effective tax rate will range between R12 and R48 per ton of carbon dioxide equivalent. The second phase for the implementation of the carbon tax will be over another five years, from 2020 to 2025. To date, the South African Government has not issued any further updates on the status of the Carbon Tax Policy Paper.

        The ruling party, the ANC, held a policy conference in June 2012 at which the SIMS Report commissioned by the ANC was debated. The SIMS Report includes a proposal for a super tax of 50% of all profits above a 15% return on investment, which would apply in respect of all metals and minerals. If a super profits tax is implemented, the Company may realize lower after-tax profits and cash flows from its current mining operations and may decide not to pursue certain new projects, as such a tax could render these opportunities uneconomic.

        It is also possible that the Company could become subject to taxation in South Africa that is not currently anticipated, which could have a material adverse effect on its business, financial condition and results of operations.

Risks Relating to the Offered Shares and the Offering

The Company has never paid dividends and does not expect to do so in the foreseeable future.

        The Company has not paid any dividends since incorporation and it has no plans to pay dividends in the foreseeable future. The Company's directors will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time. All of the Common Shares are entitled to an equal share of any dividends declared and paid.

The Company's Common Share price has been volatile in recent years.

        In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development-stage mining companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Common Shares on the TSX fluctuated from a high of $1.51 to a low of $0.74 and on the NYSE MKT from a high of US$1.52 to a low of US$0.80 during the twelve month period ending November 30, 2013. There can be no assurance that continual fluctuations in price will not occur.

        The factors influencing such volatility include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in precious metal prices or other mineral prices, currency exchange fluctuations and the Company's financial condition or results of operations as reflected in its earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the Common Shares include the following:

  •
  the extent of analyst coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company's securities;

  •
  lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of securities of the Company;

  •
  the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; and

  •
  a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company's securities to be delisted from an exchange, further reducing market liquidity.

Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

The Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions.

        Global financial conditions continue to be characterized by volatility. Following the credit crisis that began in 2008, global markets continue to be adversely impacted by generally poor European economic conditions and high fuel and energy costs. Many industries, including the mining industry, are impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to economic shocks. A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company's growth and profitability. Future economic shocks may be precipitated by a number of causes, including the ongoing European debt situation, a continued rise in the price of oil and other commodities, the volatility of metal prices, geopolitical instability, terrorism, the devaluation and volatility of global stock markets and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company's ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. In such an event, the Company's operations and financial condition could be adversely impacted.

Future sales or issuances of equity securities could decrease the value of the Common Shares, dilute investors' voting power and reduce the Company's earnings per share.

        The Company may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities) and may issue additional equity securities to finance operations, exploration, development, acquisitions or other projects. The Company cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of the Company's securities will have on the market price of the Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to security holders. Exercises of presently outstanding share options may also result in dilution to security holders.

        The board of directors of the Company has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is likely that the Company will issue additional securities to provide such capital. Such additional issuances may involve the issuance of a significant number of Common Shares at prices less than the current market price for the Common Shares.

        Sales of substantial amounts of the Company's securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Company's securities and dilute investors' earnings per share. A decline in the market prices of Company's securities could impair the Company's ability to raise additional capital through the sale of securities should the Company desire to do so.

The Company is likely a "passive foreign investment company", which may have adverse U.S. federal income tax consequences for U.S. shareholders.

        U.S. investors in the Offered Shares should be aware that the Company believes it was classified as a passive foreign investment company ("PFIC") during the tax year ended August 31, 2013, and based on current business plans and financial expectations, the Company expects that it will be a PFIC for the current tax year and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder's holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Offered Shares, or any so-called "excess distribution" received on its Offered Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election ("QEF Election") or a "mark-to-market" election with respect to the Offered Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Offered Shares over the shareholder's basis therein. This paragraph is qualified in its entirety by the discussion below under the heading "Certain United States Federal Income Tax Considerations." Each U.S. shareholder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares.

The Company is an "emerging growth company" and the Company cannot be certain whether the reduced disclosure requirements applicable to emerging growth companies will make the Common Shares less attractive to investors.

        The Company is an "emerging growth company," as defined in the U.S. Jumpstart Our Business Startups Act of 2012, and intends to take advantage of exemptions from various requirements that are applicable to other public companies that are emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 for so long as the Company is an emerging growth company. The Company cannot predict if investors will find the Common Shares less attractive because the Company's independent auditors will not have attested to the effectiveness of the Company's internal controls. If some investors find the Common Shares less attractive as a result of the Company's independent auditors not attesting to the effectiveness of the Company's internal controls or as a result of other exemptions that the Company may take advantage of, there may be a less active trading market for the Common Shares.

The Company has discretion in the use of the net proceeds from the Offering.

        The Company currently intends to allocate the net proceeds it will receive from the Offering as described under "Use of Available Funds", however, the Company will have discretion in the actual application of the net proceeds. The Company may elect to allocate the net proceeds differently from that described in "Use of Available Funds" if the Company believes it would be in the Company's best interests to do so. The Company's shareholders may not agree with the manner in which the Company chooses to allocate and spend the net proceeds from the Offering. The failure by the Company to apply these funds effectively could have a material adverse effect on the business of the Company.

 CONSOLIDATED CAPITALIZATION

        The following table sets forth the consolidated capitalization of the Company as at August 31, 2013 on (a) an actual basis and (b) an as adjusted basis to give effect to the completion of the Offering. This table should be read in conjunction with the audited consolidated financial statements of the Company for the year ended August 31, 2013 (including the notes thereto), together with the MD&A, incorporated by reference in this Prospectus. See "Documents Incorporated by Reference." Since August 31, 2013, there has been no material change in the share and loan capital of the Company, on a consolidated basis.

	As of August 31, 2013
	Actual	As Adjusted for the Offering(1)
	(in CAN$)
Cash and cash equivalents(2)	$111,783,989	$276,752,489

Total Long-term debt	$—	$—
Shareholders' equity:
Share Capital (Common Shares): unlimited shares authorized; 402,759,542 shares issued and outstanding; 551,259,542 shares issued and outstanding after giving effect to the Offering(2)(3)	425,435,000	590,403,500
Contributed surplus	18,593,000	18,593,000
Accumulated other comprehensive income	(61,481,000)	(61,481,000)
Deficit	(85,349,000)	(85,349,000)

Total shareholders' equity	297,198,000	462,166,500

Total capitalization(2)	$297,198,000	$462,166,500

Notes:

(1)
Assumes no exercise of the Over-Allotment Option.

(2)
If the Over-Allotment Option is exercised in full, as adjusted cash and cash equivalents will be $301,722,764, as adjusted share capital will be $615,373,775 and as adjusted total capitalization will be $487,136,775.

(3)
As at August 31, 2013, this figure excluded 16,108,500 Common Shares reserved for issuance pursuant to outstanding stock options (with a weighted average exercise price of $1.58) and nil Common Shares reserved for issuance pursuant to outstanding warrants. Subsequent to August 31, 2013 and prior to the date of this Prospectus, none of such Common Shares reserved for issuance pursuant to outstanding stock options have been issued pursuant to the exercise of outstanding options.

USE OF AVAILABLE FUNDS

        The estimated net proceeds received by the Company from the Offering (assuming no exercise of the Over-Allotment Option) will be CAN$165.0 million (determined after deducting the Underwriters' Fee of CAN$8.8 million and estimated expenses of the Offering of CAN$1.5 million). If the Over-Allotment Option is exercised in full, the estimated net proceeds received by the Company from the Offering will be CAN$189.9 million (determined after deducting the Underwriters' Fee of CAN$10.1 million and estimated expenses of the Offering of CAN$1.5 million).

        The Company intends to apply approximately CAN$144.8 million of the net proceeds of the Offering to partially fund Phase 2 development costs at the Project 1 platinum mine. The Company anticipates that it will be required to fund 100% of Maseve's ongoing cash calls at the Project 1 platinum mine. See "Business of the Company — Project 1 and Project 3". If the New Project Loan Facility is consummated, these funds will be placed in restricted accounts for the project finance of construction at the Project 1 platinum mine and will be subject to certain tests as determined by the New Arrangers and their independent technical expert. The Company intends to apply approximately CAN$2.0 million of the net proceeds of the Offering to the Company's 63% effective obligation towards ongoing exploration and engineering work on the Waterberg JV Project and approximately CAN$13.0 million of the net proceeds of the Offering to the Company's 87% effective obligation towards ongoing exploration work on the Waterberg Extension Project. The remaining net proceeds of the Offering, approximately CAN$5.2 million, will be reserved for general working capital purposes.

        The Company had negative operating cash flow for the financial year ended August 31, 2013. To the extent that the Company has negative cash flow in future periods, the Company may need to deploy a portion of its cash reserves to fund such negative cash flow. See "Risk Factors".

        If the Over-Allotment Option is exercised by the Underwriters, the Company intends to use the net proceeds as follows:

	Net Proceeds	Net Proceeds (including the Over-Allotment Option)
	(CAN$ in millions)
Net proceeds to the Company	$165.0	$189.9
Phase 2 development costs at Project 1	144.8	144.8
The Company's 63% effective share of Waterberg JV Project exploration and engineering expenses	2.0	5.0
The Company's 87% effective share of Waterberg Extension Project exploration expenses	13.0	20.0

General working capital	$5.2	$20.1

        The Waterberg Extension Project is conducted in a joint venture with Mnombo. The Company holds a direct 74% interest and Mnombo holds a 26% interest in the Waterberg Extension Project, leaving the Company with an 86.974% effective interest by way of its 49.9% shareholding in Mnombo. Mnombo is responsible for 26% of ongoing costs on the Waterberg Extension Project, however the Company is currently carrying all of Mnombo's costs relating to the Waterberg Extension Project.

        The aggregate funding requirements of the Company for construction of the Project 1 platinum mine are expected to be as follows. The Company anticipates that it will be required to fund 100% of Maseve's ongoing cash calls at Project 1. See "Business of the Company — Project 1 and Project 3". Unless otherwise indicated, all figures presented in this section are as of November 30, 2013. Where applicable, amounts have been translated between US dollars and Canadian dollars at a rate of CAN$1.00 to US$0.94.

Aggregate Funding Requirements for Project 1	US$ in millions
Project 1 Basic Peak Funding Model (100% basis)	$506.0
Add: Adjustment per New Arrangers(1)	15.5
Less: Phase 1 construction (complete)(2)	(86.4)
Less: Phase 2 construction (in progress)(3)	(106.4)
Less: New Project Loan Facility	(195.0)

Remaining construction costs	133.7
Add: Cost over-run facility (100% basis)(4)	75.0
Less: Funds held by/for Maseve(5)	(48.9)

Capital Required at the Project Level (100% basis)	$159.8

Notes:

(1)
Comprised of US$4.0 million for debt arrangement fees, US$2.5 million for facility transaction costs and US$9.0 million for the cost of options.

(2)
Phase 1 was completed in March 2013 at a total cost of R777.20 million (US$86.4 million at 9 Rand to each US$1 per the Basic Peak Funding Model). A further amount of R81.3 million (US$9.0 million at 9 Rand to each US$1 per the Basic Peak Funding Model) related to expenditures for electrical services was deferred to Phase 2.

(3)
As of November 30, 2013, Phase 2 was approximately 40% complete.

(4)
The cost over-run facility is estimated at US$75 million.

(5)
Comprised of Rand 440 million on hand translated to US$ at a historical rate of 9 Rand per US$1 according to the Peak Funding Model, and held by the Company or Maseve and dedicated to funding Project 1.

        The following sets forth the Company's aggregate funding requirements for the Project 1 mine, plus its anticipated use of proceeds of the Offering toward the Waterberg Projects:

US$ in millions
The Company's 100% share of Project 1 capital required(1)	$159.8
Add: the Company's share of exploration costs at the Waterberg JV Project	1.9
Add: the Company's share of exploration costs at the Waterberg Extension Project(2)	12.2
Less: the Company's unrestricted cash on hand	(28.4)

Anticipated Aggregate US$ Funding Requirements	$145.5

Notes:

(1)
Assumes that Africa Wide will elect not to contribute to Maseve in order to match its pro rata share of Project 1 funding. Any funding from Africa Wide or a new joint venture partner would reduce the Company's funding requirements.

(2)
Based on CAN$12.88 million of a CAN$20.0 million work program recommended in the Waterberg Extension Report.

        If Project 1 funding requirements are less than those described above, the Company intends to use any excess funds for exploration at the Waterberg JV Project, exploration at the Waterberg Extension Project and general working capital. If Project 1 funding requirements are more than those described above, the Company will seek such funding from equity or debt sources.

        As a result of the decision of Africa Wide on October 18, 2013 not to fund an approved cash call by Maseve and the consequent delays in finalization of project financing for Project 1, a procurement freeze has been implemented on Project 1. The above anticipated aggregate funding requirement does not consider the potential impact on peak funding of the procurement freeze on new capital spending currently enacted on Project 1. This delay in implementing construction contracts combined with potential delays in ramping-up mining ore may result in delays in the completion of mill construction and the first concentrate sales, which would negatively impact peak funding requirements.

        The Company has received several non-binding expressions of interest and proposals from third parties to provide the US$75.0 million cost over-run facility, as described above, to the Company by way of subordinated debt instruments. The Company is considering these proposals and should it decide to accept such an arrangement, funds allocated above for deposit into the cost over-run facility would instead be utilized towards further exploration and development on the Waterberg JV Project and on the Waterberg Extension Project, as well as for general working capital purposes. The Company's ability to accept such an arrangement would be subject to the approval of the New Arrangers.

        Assuming completion and the availability of drawdowns under the New Project Loan Facility within the next 12 months and completion of the Offering, the Company intends to apply available funds to satisfy all of its planned financial requirements for the next 12 months as follows:

	Use of Available Funds	Use of Available Funds (including the Over-Allotment Option)
	(CAN$ in millions)
Estimated working capital as at November 30, 2013	$63.0	$63.0
Estimated net proceeds of the Offering	165.0	189.9
Estimated 12 month New Project Loan Facility draw down(1)	54.2	54.2

Estimated Available Funds	282.2	307.1

Company's share of estimated 12 months of costs for Phase 2 of Project 1	182.2	182.2
Company's funding towards its share of cost over-run facility(2)	79.8	79.8
Company's share of estimated 12 months of exploration and engineering expenditures at the Waterberg JV Project	2.0	5.0
Company's share of estimated 12 months of exploration expenditures at the Waterberg Extension Project	13.0	20.0
Company's estimated 12 months of net general and administrative expenses	5.0	5.0

Estimated Use of Funds	282.0	292.0

Estimated Excess Working Capital	$0.2	$15.1

Notes:

(1)
Calculated as 100% of the estimated draw down amount to November 30, 2014 post expenditure of required equity by the Company.

(2)
Calculated as 100% of the cost-over run facility determined by the New Arrangers.

        Although the Company intends to use the net proceeds from the Offering as set forth above, the actual allocation of the net proceeds may vary from those allocations set out above, depending on future developments in the Company's mineral properties or unforeseen events. Potential investors are cautioned that, notwithstanding the Company's current intentions regarding the use of the net proceeds of the Offering, there may be circumstances where a reallocation of the net proceeds may be advisable for reasons that management believes, in its discretion, are in the Company's best interests.

        Pending their use, the net proceeds of the Offering will be invested in short-term investment grade instruments including, but not limited to, demand deposits, banker's acceptances, interest bearing corporate, government-issued and/or government-guaranteed securities and term deposits held with major Canadian, British or South African financial institutions. The Company's Chief Executive Officer, Chief Financial Officer and board of directors are responsible for the investment and supervision of unallocated funds.

        Utilizing the net proceeds of the Offering, in conjunction with the use of funding from the proposed US$195 million New Project Loan Facility, the Company's primary business objective is to complete the construction of the Project 1 platinum mine, including bringing the mine into commercial production, as described in this Prospectus. Secondarily, the Company plans to further explore the Waterberg JV Project and the Waterberg Extension Project, also as described in this Prospectus.

        In the event that this Offering is completed, but the planned US$195 million New Project Loan Facility is not completed and available to the Company within the next twelve months, the Company would need to alter its business plan. If the New Project Loan Facility is not completed the Company would have access to the additional working capital set aside in the cost over-run account pursuant to the terms of the New Project Loan Facility. A first alternative business plan would be the sourcing and completion of alternative debt and/or equity financing in order to complete the existing Phase 2 development schedule, although there is no guarantee that such funding would be available to the Company. A second option would be the suspension of Phase 2 development and the potential sale of ore from underground workings at Project 1 established under Phase 1. In this second scenario a milling and concentrating facility would not be immediately built and the construction of such facilities would be postponed until funding became available. The Company would have sufficient working capital on hand to execute this business plan for in excess of 12 months.

PRIOR SALES

        During the 12 months preceding the date of this Prospectus, the Company has issued Common Shares at the following prices:

Date of Issuance	Number of Common Shares	Issuance Prices
		(CAN$)
January 4, 2013(2)	225,000,000	0.80
March 1, 2013(1)	15,000	1.37
March 19, 2013(1)	50,000	0.96
March 19, 2013(1)	50,000	1.11
March 27, 2013(1)	50,000	1.11
May 21, 2013(1)	10,000	0.96
December 1, 2013(1)	20,000	1.30
December 1, 2013(1)	15,000	0.96
December 2, 2013(1)	12,000	1.03

TOTAL	225,222,000

Note:

(1)
Issued pursuant to the exercise of options.

(2)
Issued pursuant to the Company's short form prospectus offering that closed on January 4, 2013.

        During the 12 months preceding the date of this Prospectus, the Company has issued the following securities convertible into Common Shares at the following prices:

Date of Issuance	Number of Options Issued(1)	Issuance Prices
		(CAN$)
March 18, 2013	35,000	1.40
May 30, 2013	100,000	1.05

TOTAL	135,000

Note:

(1)
Each option is exercisable for one Common Share.

 TRADING PRICE AND VOLUME

        The Common Shares are listed for trading on the TSX under the trading symbol "PTM" and on the NYSE MKT under the trading symbol "PLG". The following tables set forth information relating to the trading of the Common Shares on the TSX and the NYSE MKT for the periods indicated.

Toronto Stock Exchange — PTM

Period	High	Low	Volume
	(CAN$)	(CAN$)
December 1-18, 2013	1.49	1.13	5,884,516
November 2013	1.43	1.11	14,827,890
October 2013	1.29	0.97	12,030,048
September 2013	1.22	1.02	5,560,093
August 2013	1.33	1.01	2,975,700
July 2013	1.11	0.90	2,873,100
June 2013	1.12	0.87	3,571,200
May 2013	1.25	0.94	4,219,700
April 2013	1.48	1.11	5,731,400
March 2013	1.51	1.37	8,207,500
February 2013	1.51	1.13	20,173,500
January 2013	1.21	0.76	10,498,600
December 2012	0.98	0.74	3,448,500

NYSE MKT — PLG

Period	High	Low	Volume
	(US$)	(US$)
December 1-18, 2013	1.37	1.05	2,335,402
November 2013	1.35	1.06	4,511,495
October 2013	1.26	0.99	5,508,376
September 2013	1.16	0.99	3,291,915
August 2013	1.26	0.96	4,899,800
July 2013	1.08	0.83	4,171,000
June 2013	1.11	0.83	6,577,400
May 2013	1.25	0.93	8,404,400
April 2013	1.47	1.08	10,716,500
March 2013	1.49	1.36	7,315,400
February 2013	1.52	1.13	18,622,900
January 2013	1.22	0.80	8,374,800
December 2012	0.99	0.80	2,352,000

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Tax Act and the regulations thereunder (the "Regulations") generally applicable to a holder who acquires Offered Shares as beneficial owner pursuant to this Prospectus and who, at all relevant times, for the purposes of the Tax Act, deals at arm's length with the Company, is not affiliated with the Company, and will acquire and hold such Offered Shares as capital property (each, a "Holder"), all within the meaning of the Tax Act. Offered Shares will generally be considered to be capital property to a Holder unless the Holder holds or uses the Offered Shares or is deemed to hold or use the Offered Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or deemed to have acquired them in a transaction or transactions considered to be an adventure in the nature of trade.

        This summary does not apply to a Holder (a) that is a "financial institution" for purposes of the mark-to-market rules contained in the Tax Act; (b) an interest in which is or would constitute a "tax shelter investment" as defined in the Tax Act; (c) that is a "specified financial institution" as defined in the Tax Act; (d) that is a corporation resident in Canada (for the purpose of the Tax Act) that is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident corporation for the purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act; or (e) that reports its "Canadian tax results" in a currency other than Canadian currency, all as defined in the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

        This summary also does not apply to a Holder that has or will enter into a "derivative forward agreement", as the term is defined in the Tax Act, with respect to the Offered Shares.

        This summary is based upon the current provisions of the Tax Act in force as of the date hereof and the Regulations, specific proposals to amend the Tax Act and the Regulations (the "Tax Proposals") which have been announced by or on behalf the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Canada-United States Income Tax Convention (1980) ("Canada-U.S. Tax Convention") and counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA"). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that such Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

        This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Offered Shares. The following description of income tax matters is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. Holders should consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Residents of Canada

        This portion of the summary is applicable to a Holder who, for the purposes of the Tax Act, is resident or deemed to be resident in Canada at all relevant times (each, a "Resident Holder"). Certain Resident Holders whose Offered Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have the Offered Shares, and every other "Canadian security" (as defined by the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

Taxation of Dividends Received by Resident Holders

        In the case of a Resident Holder that is an individual (including certain trusts), such dividends (including deemed dividends) received on the Offered Shares will be included in the Resident Holder's income and be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by an individual from taxable Canadian corporations including the enhanced gross-up and dividend tax credit for "eligible dividends" properly designated as such by the Company. Taxable dividends received by such Resident Holder may give rise to minimum tax under the Tax Act.

        In the case of a Resident Holder that is a corporation, such dividends (including deemed dividends) received on the Offered Shares will be included in the Resident Holder's income and will normally be deductible in computing such Resident Holder's taxable income.

        A Resident Holder that is a "private corporation" or "subject corporation" (as such terms are defined in the Tax Act) may be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends received on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder's taxable income for the year. This refundable tax generally will be refunded to a corporate Resident Holder at the rate of CAN$1 for every CAN$3 of taxable dividends paid while it is a private corporation.

Disposition of Offered Shares

        A Resident Holder who disposes of or is deemed to have disposed of an Offered Share (other than to the Company, unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the Offered Share exceed (or are exceeded by) the aggregate of the adjusted cost base of such Offered Share immediately before the disposition or deemed disposition and any reasonable expenses incurred for the purpose of making the disposition. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading "Taxation of Capital Gains and Losses".

Taxation of Capital Gains and Losses

        Generally, one-half of any capital gain (a "taxable capital gain") realized by a Resident Holder must be included in the Resident Holder's income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss incurred by a Resident Holder (an "allowable capital loss") may be used to offset taxable capital gains realized by the Resident Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition may be applied to reduce net taxable gains realized by the Resident Holder in the three preceding taxation years or in any subsequent year in the circumstances and to the extent provided in the Tax Act.

        A capital loss realized on the disposition of an Offered Share by a Resident Holder that is a corporation may in certain circumstances be reduced by the amount of dividends which have been previously received or deemed to have been received by the Resident Holder on the Offered Share. Similar rules may apply where a corporation is, directly or indirectly through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Offered Shares. A Resident Holder to which these rules may be relevant is urged to consult its own tax advisor.

        Capital gains realized by an individual (including certain trusts) may result in the individual paying minimum tax under the Tax Act.

        A Resident Holder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" (as defined in the Tax Act) for the year, which is defined to include an amount in respect of taxable capital gains. This refundable tax generally will be refunded to a corporate Resident Holder at the rate of CAN$1 for every CAN$3 of taxable dividends paid while it is a private corporation.

Non-Residents of Canada

        The following portion of this summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is neither resident nor deemed to be resident in Canada and does not use or hold, and will not be deemed to use or hold, Offered Shares in a business carried on in Canada (each, a "Non-Resident Holder"). The term "US Holder," for the purposes of this summary, means a Non-Resident Holder who, for purposes of the Canada-U.S. Tax Convention, is at all relevant times a resident of the United States and is a "qualifying person" within the meaning of the Canada-U.S. Tax Convention. In some circumstances, persons deriving amounts through fiscally transparent entities (including limited liability companies) may be entitled to benefits under the Canada-U.S. Tax Convention. US Holders are urged to consult with their own tax advisors to determine their entitlement to benefits under the Canada-U.S. Tax Convention based on their particular circumstances.

        Special considerations, which are not discussed below, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere. Such Non-Resident Holders should consult their own advisors.

Taxation of Dividends

        Subject to an applicable international tax treaty or convention, dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on the Offered Shares will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend. Such rate is generally reduced under the Canada-U.S. Tax Convention to 15% if the beneficial owner of such dividend is a US Holder. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a US Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company. In addition, under the Canada-U.S. Tax Convention, dividends may be exempt from such Canadian withholding tax if paid to certain US Holders that are qualifying religious, scientific, literary, educational or charitable tax-exempt organizations or qualifying trusts, companies, organizations or arrangements operated exclusively to administer or provide pension, retirement or employee benefits or benefits for the self-employed under one or more funds or plans established to provide pension or retirement benefits or other employee benefits that are exempt from tax in the United States and that have complied with specific administrative procedures.

Disposition of Offered Shares

        A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of the Offered Shares, unless the Offered Shares constitute "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition and are not "treaty-protected property" of the Non-Resident Holder at the time of the disposition.

        Generally, as long as the Offered Shares are then listed on a designated stock exchange (which currently includes the TSX and the NYSE MKT), the Offered Shares will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition (a) one or any combination of the Non-Resident Holder and persons with whom the Non-Resident Holder did not deal at arm's length owned or were considered to own 25% or more of the issued shares of any class or series of shares of the capital stock of the Company, and (b) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, "Canadian resource properties", "timber resource properties" (each as defined in the Tax Act), and options in respect of or interests in, or for civil law rights in, any such properties (whether or not such property exists). Under the Tax Proposals, the 25% ownership test will apply to shares of the Company owned by one or any combination of the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length, and partnerships whose members include, either directly or indirectly through one or more partnerships, the Non-Resident Holder or persons that do not deal at arm's length with the Non-Resident Holder.

        In the case of a US Holder, the Offered Shares of such US Holder will generally constitute "treaty-protected property" for purposes of the Tax Act unless the value of the Offered Shares is derived principally from real property situated in Canada. For this purpose "real property" has the meaning that term has under the laws of Canada and includes any option or similar right in respect thereof and usufruct of real property, rights to explore for or to exploit mineral deposits, sources and other natural resources and rights to amounts computed by reference to the amount or value of production from such resources.

        If a Non-Resident Holder to whom Offered Shares are taxable Canadian property is not exempt from tax under the Tax Act by virtue of an income tax convention, the consequences above under "Residents of Canada — Taxation of Capital Gains and Losses" will generally apply.

        Non-Resident Holders whose Offered Shares are taxable Canadian property should consult their own advisors.

 CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Offered Shares acquired pursuant to this Prospectus.

        This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from or relating to the acquisition, ownership, and disposition of Offered Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

        No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

        NOTICE PURSUANT TO U.S. TREASURY DEPARTMENT CIRCULAR 230: NOTHING CONTAINED IN THIS SUMMARY CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. HOLDER, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE CODE (AS DEFINED BELOW). THIS SUMMARY WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS DOCUMENT. EACH U.S. HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. HOLDER'S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Scope of this Summary

Authorities

        This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Canada-U.S. Tax Convention, and U.S. court decisions that are available as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects of any proposed legislation.

U.S. Holders

        For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Offered Shares acquired pursuant to the Offering that is for U.S. federal income tax purposes:

  •
  a citizen or individual resident of the United States;

  •
  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

        For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Offered Shares that is not a U.S. Holder or a partnership. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from or relating to the acquisition, ownership, and disposition of Offered Shares. Accordingly, a non-U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of Offered Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

        This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to the alternative minimum tax; or (i) own or have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Offered Shares in connection with carrying on a business in Canada; (d) persons whose Offered Shares constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

        If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds Offered Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such entity or owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as "pass-through" entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Offered Shares.

Passive Foreign Investment Company Rules

PFIC Status of the Company

        If the Company were to constitute a "passive foreign investment company" under the meaning of Section 1297 of the Code for any year during a U.S. Holder's holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Offered Shares. The Company believes that it was classified as a PFIC during the tax year ended August 31, 2013, and based on current business plans and financial expectations, the Company expects that it will be a PFIC for the current tax year and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and any subsidiary of the Company.

        In any year in which the Company is classified as a PFIC, a U.S. Holder may be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

        The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the "income test") or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "asset test"). "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

        Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

        For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, "passive income" does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain "related persons" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

        Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company's direct or indirect equity interest in any company that is also a PFIC (a "Subsidiary PFIC"), and will be subject to U.S. federal income tax on their proportionate share of (a) any "excess distributions," as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Offered Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of Offered Shares are made.

Default PFIC Rules Under Section 1291 of the Code

        If the Company is a PFIC for any tax year during which a U.S. Holder owns Offered Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of Offered Shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a "qualified electing fund" or "QEF" under Section 1295 of the Code or makes a mark-to-market election under Section 1296 of the Code. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

        A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of Offered Shares and (b) any "excess distribution" received on the Offered Shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder's holding period for the Offered Shares, if shorter).

        Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Offered Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any "excess distribution" received on Offered Shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the respective Offered Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.

        If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Offered Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such Offered Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

        A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its Offered Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Offered Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro-rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

        A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents "earnings and profits" of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in the Offered Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Offered Shares.

        The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder's holding period for the Offered Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a

U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder's holding period for the Offered Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a "purging" election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Offered Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

        A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

        The Company will use commercially reasonable efforts to make available to U.S. Holders, upon their written request: (a) information as to its status as a PFIC and the PFIC status of any subsidiary in which the Company owns more than 50% of such subsidiary's total aggregate voting power, and (b) for each year in which the Company is a PFIC, all information and documentation that a U.S. Holder making a QEF Election with respect to the Company and any such more than 50% owned subsidiary which constitutes a PFIC is required to obtain for U.S. federal income tax purposes. The Company may elect to provide such information on its website (www.platinumgroupmetals.net). Because the Company may hold 50% or less of the aggregate voting power of one or more Subsidiary PFICs at any time, U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that a subsidiary of the Company is a PFIC and a U.S. Holder wishes to make a QEF Election with respect to any such Subsidiary PFIC. With respect to Subsidiary PFICs for which the Company does not obtain the required information, U.S. Holders will continue to be subject to the rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election with respect to the Company and any Subsidiary PFIC.

        A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if the Company cannot provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

        A U.S. Holder may make a Mark-to-Market Election only if the Offered Shares are marketable stock. The Offered Shares generally will be "marketable stock" if the Offered Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the Offered Shares are "regularly traded" as described in the preceding sentence, the Offered Shares are expected to be marketable stock.

        A U.S. Holder that makes a Mark-to-Market Election with respect to its Offered Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Offered Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder's holding period for the Offered Shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Offered Shares.

        A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Offered Shares, as of the close of such tax year over (b) such U.S. Holder's adjusted tax basis in such Offered Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder's adjusted tax basis in the Offered Shares, over (b) the fair market value of such Offered Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

        A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the Offered Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Offered Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

        A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Offered Shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

        Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Offered Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC.

Other PFIC Rules

        Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Offered Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Offered Shares are transferred.

        Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Offered Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Offered Shares.

        Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

        The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares.

Ownership and Disposition of Offered Shares to the Extent that the PFIC Rules do not Apply

        The following discussion is subject to the rules described above under the heading "Passive Foreign Investment Company Rules."

Distributions on Offered Shares

        A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares. (See "Sale or Other Taxable Disposition of Offered Shares" below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder therefore may have to assume that any distribution by the Company with respect to the Offered Shares will constitute ordinary dividend income. Dividends received on Offered Shares will not be eligible for the "dividends received deduction." Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

        Upon the sale or other taxable disposition of Offered Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such Offered Shares sold or otherwise disposed of. A U.S. Holder's tax basis in Offered Shares generally will be such holder's U.S. dollar cost for such Offered Shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Offered Shares have been held for more than one year.

        Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Additional Tax on Passive Income

        Certain individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on "net investment income" including, among other things, dividends and net gain from dispositions of property (other than property held in certain trades or businesses). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Offered Shares.

Receipt of Foreign Currency

        The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

        Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

        Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Offered Shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

        Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

        Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Offered Shares will generally be subject to information reporting and backup withholding tax, currently at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

        The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

DESCRIPTION OF THE SECURITIES BEING DISTRIBUTED

        The Company is authorized to issue an unlimited number of Common Shares without par value of which 402,759,542 Common Shares were issued and outstanding as at the date hereof. Shareholders are entitled to receive notice of and attend all meetings of shareholders with each Common Share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. Shareholders are entitled to dividends if, as and when declared by the board of directors of the Company. Shareholders are entitled upon liquidation, dissolution or winding-up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

PLAN OF DISTRIBUTION

        Under the Underwriting Agreement dated as of December 10, 2013 between the Company and the Underwriters, including BMO Nesbitt Burns Inc. and GMP Securities L.P. (the "Lead Underwriters"), the Company has agreed to sell, and the Underwriters have severally agreed to purchase, on the Closing Date, or such other date as may be agreed upon by the Company and the Underwriters, but in any event not later than 42 days following the date of a final receipt for this Prospectus, 148,500,000 Offered Shares at the Offering Price, payable in cash to the Company, against delivery. The obligations of the Underwriters under the Underwriting Agreement are several and are not joint, nor joint and several, and may be terminated upon the occurrence of certain stated events as set out in the Underwriting Agreement. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares (other than the Over-Allotment Shares) if any of the Offered Shares are purchased under the Underwriting Agreement.

        The Offering Price was determined by negotiation between the Company and the Underwriters.

        Offered Shares sold by the Underwriters to the public will initially be offered at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Offering Price specified on the cover page, the Underwriters may change the Offering Price and the other selling terms to an amount not greater than the Offering Price set forth on the cover of this Prospectus, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Company. Upon execution of the Underwriting Agreement, the Underwriters will be obligated to purchase the Offered Shares offered hereby at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the Offering Price or other selling terms.

        Except in limited circumstances, it is expected that the Offering will be conducted under the book-based system and the Company will arrange for the instant deposit of the Offered Shares to be registered to CDS. Accordingly, a subscriber who purchases Offered Shares will receive a customer confirmation from the Underwriters or other registered dealer who is a CDS participant (a "CDS Participant") from or through whom Offered Shares are purchased. No beneficial holder of the Offered Shares will receive definitive certificates representing their Offered Shares unless specifically requested. CDS will record the CDS Participants who hold Offered Shares on behalf of owners who have purchased or transferred Offered Shares in accordance with the book-based system.

        The Offering is being made concurrently in every province of Canada, other than Quebec, and in the United States pursuant to the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. The Offered Shares will be offered in the United States and Canada by the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. Offers and sales of Offered Shares outside of Canada and the United States will be made in accordance with applicable laws in such jurisdictions.

        The Common Shares are listed for trading on the TSX and NYSE MKT under the trading symbols "PTM" and "PLG", respectively. The TSX has conditionally approved, and the NYSE MKT has approved, the listing of the Offered Shares. Listing on the TSX will be subject to the Company fulfilling all of the requirements of the TSX on or before March 7, 2014.

        The Offering is expected to close on or about December 31, 2013. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Common Shares on the date of the final prospectus or the next succeeding business day will be required, by virtue of the fact that the Common Shares initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Common Shares who wish to trade such Common Shares on the date of the final prospectus or the next succeeding business day should consult their own advisor.

Over-Allotment Option

        The Company has granted the Underwriters an Over-Allotment Option, exercisable in whole or in part, at the sole discretion of the Underwriters, for a period of 30 days after and including the Closing Date, to purchase up to an additional 22,275,000 Over-Allotment Shares at the Offering Price, solely to cover over-allotments, if any. Under applicable securities laws, this Prospectus qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares upon the exercise of the Over-Allotment Option.

Underwriting Fee

        The following table shows the per Offered Share and total Underwriters' Fee the Company will pay to the Underwriters, assuming both no exercise and full exercise of the Over-Allotment Option.

	Over-Allotment Option not exercised	Over-Allotment Option fully exercised
Per Offered Share	CAN$0.059	CAN$0.059
Total	CAN$8,761,500	CAN$10,075,725

        The Company estimates that the total expenses of the Offering payable by the Company, not including the Underwriters' Fee, will be approximately CAN$1.5 million, which includes approximately CAN$550,000 of reimbursable fees and expenses paid to the Underwriters. Pursuant to the Underwriting Agreement, the Company has agreed to pay the actual and accountable out-of-pocket expenses of the Underwriters and actual and accountable reasonable fees and disbursements of the Underwriters' counsel, not to exceed 8.0% of the gross proceeds of the Offering when combined with the Underwriters' Fee.

No Sales of Similar Securities

        Except as contemplated by the Underwriting Agreement, the Company has agreed that, subject to certain exceptions, it will not, without the prior written consent of BMO Nesbitt Burns Inc. (not to be unreasonably withheld) on behalf of the Underwriters, directly or indirectly issue, offer, pledge, sell, contract to sell, contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of directly or indirectly, any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares or enter into any agreement or arrangement under which the Company would acquire or transfer to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether that agreement or arrangement may be settled by the delivery of Common Shares or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so, during the period from the date of the Underwriting Agreement and ending 90 days following the Closing Date.

        The Company's officers and directors will enter into agreements providing that, subject to certain exceptions, for a period beginning from the date of the Underwriting Agreement and ending 90 days from the Closing Date, they will not (and shall cause their affiliates not to), without the prior written consent of BMO Nesbitt Burns Inc., directly or indirectly, offer, sell, contract to sell, transfer, assign, pledge, grant any option to purchase, make any short sale or otherwise dispose of or monetize any Common Shares or any options or warrants to purchase any Common Shares, or any securities convertible into, exchangeable for, or that represent the right to receive Common Shares, and will not enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the Common Shares (regardless of whether any such arrangement is to be settled by the delivery of securities of the Company, securities of another person, cash or otherwise) or agree to do any of the foregoing or publicly announce any intention to do any of the foregoing.

Indemnification and Contribution

        The Company has agreed in the Underwriting Agreement to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and Canadian securities laws, and, where such indemnification is unavailable, to contribute to payments that the Underwriters may be required to make in respect of such liabilities.

Price Stabilization, Short Positions

        In order to facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Shares in accordance with applicable securities laws. Specifically, the Underwriters may sell more Common Shares than they are obligated to purchase under the Underwriting Agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Common Shares available for purchase by the Underwriters under the Over-Allotment Option. The Underwriters can close out a covered short sale by exercising the Over-Allotment Option or purchasing Common Shares in the open market. In determining the source of Common Shares to close out a covered short sale, the Underwriters will consider, among other things, the open market price of Common Shares compared to the price available under the Over-Allotment Option. The Underwriters may also sell Common Shares in excess of the Over-Allotment Option, creating a naked short position. The Underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market after pricing that could adversely affect investors who purchase in the Offering. As an additional means of facilitating the Offering, the Underwriters may bid for, and purchase, Common Shares in the open market to stabilize the price of the Common Shares. These activities may raise or maintain the market price of the Common Shares above independent market levels or prevent or retard a decline in the market price of the Common Shares. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

        Pursuant to the policies of certain Canadian securities regulators, the Underwriters may not, throughout the period of distribution under this Prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, including: (a) a bid or purchase permitted under the bylaws and rules of applicable regulatory authorities and stock exchanges, including the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada, relating to market stabilization and passive market-making activities; (b) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution; (c) a bid or purchase to cover a short position entered into prior to the distribution; and (d) transactions in compliance with U.S. federal securities laws. Any such trades are permitted only on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares.

Affiliations

        Some of the Underwriters and their affiliates have in the past engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with the Company for which they have received, and would expect to receive, customary fees and commissions.

Notice to Prospective Investors in the United Kingdom

        The Offered Shares are being offered only in circumstances that comply and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the "FSMA") with respect to anything done in relation to such offer in, from or otherwise involving the United Kingdom; and any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) will only be communicated or caused to be communicated in connection with the issue or sale of the Offered Shares in circumstances in which section 21(1) of the FSMA does not apply to the Company.

        This Prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive and Section 86(7) of the FSMA that are also (a) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order"), or (b) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a "relevant person"). This Prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), an offer of the Offered Shares described in this Prospectus will not be made to the public in that Relevant Member State other than:

  •
  to any legal entity that is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the European Directive 2010/73/EU, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

  •
  in any other circumstances that do not require the publication of a prospectus pursuant to Article 2 of the Prospectus Directive,

provided that no such offering of Offered Shares shall require the publication of a prospectus pursuant to Article 3(2) of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        Each purchaser of Offered Shares described in this Prospectus located within a Relevant Member State will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive and in the case of any Offered Shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the Offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than "qualified investors" as defined in the Prospectus Directive. In the case of any Offered Shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the Offering have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined.

        The Company and the Underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

        This Prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the Offering contemplated in this Prospectus may only do so in circumstances in which no obligation arises for the Company or any of the Underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the Underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the Underwriters to publish a prospectus for such offer.

        For the purpose of the above provisions, the expression "an offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in the Relevant Member State, by any measure implementing the Prospectus Directive in the Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

LEGAL MATTERS

        Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by Gowling Lafleur Henderson LLP, as to Canadian legal matters, and Dorsey & Whitney LLP, as to U.S. legal matters. Certain legal matters in connection with the Offering will be passed upon on behalf of the Underwriters by Blake, Cassels & Graydon LLP, as to Canadian legal matters, and Skadden, Arps, Slate, Meagher & Flom LLP, as to U.S. legal matters.

        As of the date of this Prospectus, the partners and associates of Gowling Lafleur Henderson LLP and Blake, Cassels & Graydon LLP beneficially own, directly or indirectly, in the aggregate less than 1% of the issued and outstanding Common Shares.

INTERESTS OF EXPERTS

        The technical information, mineral reserve and mineral resource estimates and economic estimates relating to Project 1, the Waterberg JV Project, the Waterberg Extension Project and the Company's other properties included or incorporated by reference in this Prospectus has been included or incorporated by reference in reliance on the report, valuation, statement or opinion of the persons described below. The following persons, firms and companies are named as having prepared or certified a report, valuation, statement or opinion in this Prospectus, either directly or in a document incorporated by reference.

Name	Description
Charles Muller Minxcon (Pty) Ltd.

Authored the technical report entitled "An Independent Technical Report on Project Areas 1 and 1A of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa" dated November 20, 2009 with an effective date of October 8, 2009; authored the technical report entitled "Technical Report on Project 3 Resource Cut Estimation of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa" dated August 31, 2010; and co-authored the 2009 UFS.

Gordon Cunningham Turnberry Projects (Pty) Ltd.	Co-authored the 2009 UFS.
Alan Goldschmidt Coffey Mining (SA) Pty Ltd.	Co-authored the Second Revised and Updated Waterberg Report.
Timothy Spindler Turnberry Projects (Pty) Ltd.	Co-authored the 2009 UFS.
Byron Stewart Wardrop Engineering	Co-authored the 2009 UFS.

Name	Description
Kenneth Lomberg Coffey Mining Pty Ltd.

Co-authored the Second Revised and Updated Waterberg Report; authored the Waterberg Extension Report; authored the Revised and Updated Waterberg Report; and authored the Updated Waterberg Report, each of which is referred to in the AIF which is incorporated by reference herein; authored the Combined Waterberg Report; the independent qualified person for the disclosure in the material change reports dated November 14, 2013, October 2, 2013 and September 3, 2013, all of which are incorporated by reference herein.

R. Michael Jones Platinum Group Metals Ltd.

The President and Chief Executive Officer of the Company. The non-independent qualified person for certain disclosure in the AIF, the MD&A and the disclosure in the material change reports dated December 9, 2013, November 26, 2013, November 14, 2013, November 11, 2013, October 21, 2013, October 17, 2013 and October 2, 2013, all of which are incorporated by reference herein.

        None of the experts named in the foregoing section held, at the time they prepared or certified such statement, report or valuation, received after such time or will receive any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or one of the Company's associates or affiliates other than R. Michael Jones, the President and Chief Executive Officer of the Company, who owns 2,628,197 Common Shares representing 0.65% of the issued and outstanding Common Shares as of the date of this Prospectus.

        Except as otherwise stated above, none of the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned persons received or will receive a direct or indirect interest in any property of the Company or any associate or affiliate of the Company.

        Except as otherwise stated above, none of the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned persons is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

        In addition, PricewaterhouseCoopers LLP, the external auditor of the Company, provided an auditor's report on the audited financial statements of the Company for the years ended August 31, 2013 and 2012. PricewaterhouseCoopers LLP report that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia and are an independent registered public accounting firm within the meaning of the U.S. Securities Act and the applicable rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (United States).

AUDITORS, TRANSFER AGENT AND REGISTRAR

        The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, of 250 Howe Street, 7th Floor, Vancouver, British Columbia, V6C 3S7.

        The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in the cities of Toronto, Ontario and Vancouver, British Columbia.

        The U.S. co-transfer agent for the Common Shares is Computershare Trust Company, N.A., at is offices in Golden, Colorado.

 PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS

Indemnification of Directors and Officers.

        Section 160 of the Business Corporations Act (British Columbia) ("BCBCA") provides that a company may:

  (a)
  indemnify an eligible party against all eligible penalties, which are judgments, penalties or fines awarded or imposed in, or amounts paid in settlement of, an eligible proceeding, to which the eligible party is or may be liable; and/or

  (b)
  after the final disposition of an eligible proceeding, pay the expenses (which includes costs, charges and expenses (including legal and other fees) but excludes judgments, penalties, fines or amounts paid in settlement of a proceeding) actually and reasonably incurred by an eligible party in respect of that proceeding.

        However, after the final disposition of an eligible proceeding, a company must pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding if the eligible party has not been reimbursed for those expenses, and is wholly successful, on the merits or otherwise, or is substantially successful on the merits, in the outcome of the proceeding. The BCBCA also provides that a company may pay the expenses, actually and reasonably incurred by an eligible party, as they are incurred in advance of the final disposition of an eligible proceeding if the company first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited under the BCBCA, the eligible party will repay the amounts advanced.

        For the purposes of the BCBCA, an "eligible party", in relation to a company, means an individual who:

  (a)
  is or was a director or officer of the company;

  (b)
  is or was a director or officer of another corporation at a time when the corporation is or was an affiliate of the company, or at the request of the company; or

  (c)
  at the request of the company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity,

  and includes, with some exceptions, the heirs and personal or other legal representatives of that individual.

        An "eligible proceeding" under the BCBCA is a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the company or an associated corporation, is or may be joined as a party, or is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding. A "proceeding" includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

        Notwithstanding the foregoing, the BCBCA prohibits a company from indemnifying an eligible party or paying the expenses of an eligible party if any of the following circumstances apply:

  (a)
  if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time such agreement was made, the company was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

  (b)
  if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the company is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

  (c)
  if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interest of the company or the associated corporation, as the case may be; or

  (d)
  in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party's conduct in respect of which the proceeding was brought was lawful.

        Additionally, if an eligible proceeding is brought against an eligible party by or on behalf of the company or an associated corporation, the company must not indemnify the eligible party or pay or advance the expenses of the eligible party in respect of the proceeding.

        Whether or not payment of expenses or indemnification has been sought, authorized or declined under the BCBCA, section 164 of the BCBCA provides that, on the application of a company or an eligible party, the Supreme Court of British Columbia may do one or more of the following:

  (a)
  order a company to indemnify an eligible party against any liabilities incurred by the eligible party in respect of an eligible proceeding;

  (b)
  order a company to pay some or all of the expenses incurred by an eligible party in respect of an eligible proceeding;

  (c)
  order the enforcement of, or any payment under, an agreement of indemnification entered into by a company;

  (d)
  order a company to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under section 164; or

  (e)
  make any other order the court considers appropriate.

        The BCBCA provides that a company may purchase and maintain insurance for the benefit of an eligible party or the heirs and personal or other legal representatives of the eligible party against any liability that may be incurred by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the company or an associated corporation.

        The Registrant's articles provide that the Registrant must, subject to the BCBCA, indemnify and pay the expenses reasonably and actually incurred by the directors and officers, former directors and officers, and alternate directors (and each of their respective heirs and personal or other legal representatives) of the Registrant or of any affiliate of the Registrant and that each director, alternate director and officer of the Registrant or any affiliate of the Registrant is deemed to have contracted with the Registrant on the above terms.

        The Registrant's articles further provide that the Registrant may, subject to any restrictions in the BCBCA, indemnify any other person and that the failure of a director, alternate director or officer of the Registrant to comply with the BCBCA or the Registrant's articles does not invalidate any indemnity to which he or she is entitled under the Registrant's articles.

        The Registrant is authorized by its articles to purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) including, but not limited to, any current or former directors, alternative directors, officers, employees or agents of the Registrant or any affiliate of the Registrant.

        The Registrant maintains directors' and officers' liability insurance coverage through a policy covering the Registrant and its subsidiaries, which has an annual policy limit of CAN$15,000,000, subject to a corporate retention (i.e. deductible) of (a) CAN$100,000 per claim with respect to any losses associated with civil, criminal, regulatory and other actions brought under United States federal or state securities laws and (b) CAN$25,000 per claim with respect to any other losses. This insurance provides coverage for indemnity payments made by the Registrant to its directors and officers as required or permitted by law for losses, including legal costs, incurred by directors and officers in their capacity as such. This policy also provides coverage directly to individual directors and officers if they are not indemnified by the Registrant. The insurance coverage for directors and officers has customary exclusions, including acts determined to be uninsurable under laws, or deliberately fraudulent or criminal or to have resulted in personal profit, advantage or remuneration.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

 EXHIBITS

3.1

Underwriting Agreement between the Registrant and the underwriters named therein (incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 6-K furnished to the Commission on December 11, 2013).

4.1

Annual information form dated November 26, 2013 for the financial year ended August 31, 2013 (incorporated by reference to Exhibit 99.1 to the Registrant's Annual Report on Form 40-F filed with the Commission on November 27, 2013).

4.2

Audited consolidated financial statements as at and for the financial year ended August 31, 2013, together with the notes thereto and the auditor's report thereon (incorporated by reference to Exhibit 99.2 to the Registrant's Annual Report on Form 40-F filed with the Commission on November 27, 2013).

4.3

Management's discussion and analysis of the Registrant dated November 26, 2013 for the financial year ended August 31, 2013 (incorporated by reference to Exhibit 99.3 to the Registrant's Annual Report on Form 40-F filed with the Commission on November 27, 2013).

4.4

Management information circular dated for reference November 16, 2012 prepared for the purposes of the annual general meeting of the Registrant held on January 8, 2013 (incorporated by reference to the Registrant's Current Report on Form 6-K furnished to the Commission on December 13, 2012).

4.5	Material change report dated December 9, 2013 (incorporated by reference to the Registrant's Current Report on Form 6-K furnished to the Commission on December 10, 2013).
4.6	Material change report dated December 9, 2013 (incorporated by reference to the Registrant's Current Report on Form 6-K furnished to the Commission on December 9, 2013).
4.7	Material change report dated November 26, 2013 (incorporated by reference to the Registrant's Current Report on Form 6-K furnished to the Commission on November 27, 2013).
4.8	Material change report dated November 14, 2013 (incorporated by reference to the Registrant's Current Report on Form 6-K furnished to the Commission on November 15, 2013).
4.9	Material change report dated November 11, 2013 (incorporated by reference to the Registrant's Current Report on Form 6-K furnished to the Commission on November 12, 2013).
4.10	Material change report dated October 21, 2013 (incorporated by reference to the Registrant's Current Report on Form 6-K furnished to the Commission on October 22, 2013).
4.11	Material change report dated October 18, 2013 (incorporated by reference to the Registrant's Current Report on Form 6-K furnished to the Commission on October 18, 2013).
4.12	Material change report dated October 17, 2013 (incorporated by reference to the Registrant's Current Report on Form 6-K furnished to the Commission on October 18, 2013).
4.13	Material change report dated October 2, 2013 (incorporated by reference to the Registrant's Current Report on Form 6-K furnished to the Commission on October 3, 2013).
4.14	Material change report dated September 3, 2013 (incorporated by reference to the Registrant's Current Report on Form 6-K furnished to the Commission on September 3, 2013).
5.1	Consent of PricewaterhouseCoopers LLP.
5.2	Consent of Charles J. Muller.*
5.3	Consent of Gordon I. Cunningham.*
5.4	Consent of Timothy Spindler.*
5.5	Consent of Byron Stewart.*
5.6	Consent of Kenneth Lomberg.
5.7	Consent of Alan Goldschmidt.*
5.8	Consent of R. Michael Jones.*
6.1	Powers of Attorney (included on the signature page of the initial filing of the Registration Statement).

*
Previously filed.

 PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertaking.

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-10 or to transactions in said securities.

Item 2.    Consent to Service of Process.

  (a)
  The Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

  (b)
  Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement.

III-1

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, Country of Canada, on this 19th day of December, 2013.

PLATINUM GROUP METALS LTD.
By:	/s/ R. MICHAEL JONES
	Name:	R. Michael Jones
	Title:	President, Chief Executive Officer, and Director

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ R. MICHAEL JONES R. Michael Jones	President, Chief Executive Officer and Director (principal executive officer)	December 19, 2013
/s/ FRANK HALLAM Frank Hallam	Chief Financial Officer, Secretary and Director (principal financial and accounting officer)	December 19, 2013
* Iain McLean	Director	December 19, 2013
* Eric Carlson	Director	December 19, 2013
* Barry Smee	Director	December 19, 2013
* Timothy Marlow	Director	December 19, 2013
* Diana Walters	Director	December 19, 2013

* By:	/s/ FRANK HALLAM Name: Frank Hallam Attorney- in-fact

III-2

 AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Registrant in the United States, on this 19th day of December, 2013.

PUGLISI & ASSOCIATES
By:	/s/ DONALD J. PUGLISI
	Name:	Donald J. Puglisi
	Title:	Managing Director

III-3

 EXHIBIT INDEX

3.1

Underwriting Agreement between the Registrant and the underwriters named therein (incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 6-K furnished to the Commission on December 11, 2013).

4.1

Annual information form dated November 26, 2013 for the financial year ended August 31, 2013 (incorporated by reference to Exhibit 99.1 to the Registrant's Annual Report on Form 40-F filed with the Commission on November 27, 2013).

4.2

Audited consolidated financial statements as of and for the financial year ended August 31, 2013, together with the notes thereto and the auditor's report thereon (incorporated by reference to Exhibit 99.2 to the Registrant's Annual Report on Form 40-F filed with the Commission on November 27, 2013).

4.3

Management's discussion and analysis of the Registrant dated November 26, 2013 for the financial year ended August 31, 2013 (incorporated by reference to Exhibit 99.3 to the Registrant's Annual Report on Form 40-F filed with the Commission on November 27, 2013).

4.4

Management information circular dated for reference November 16, 2012 prepared for the purposes of the annual general meeting of the Registrant held on January 8, 2013 (incorporated by reference to the Registrant's Current Report on Form 6-K furnished to the Commission on December 13, 2012).

4.5	Material change report dated December 9, 2013 (incorporated by reference to the Registrant's Current Report on Form 6-K furnished to the Commission on December 10, 2013).
4.6	Material change report dated December 9, 2013 (incorporated by reference to the Registrant's Current Report on Form 6-K furnished to the Commission on December 9, 2013).
4.7	Material change report dated November 26, 2013 (incorporated by reference to the Registrant's Current Report on Form 6-K furnished to the Commission on November 27, 2013).
4.8	Material change report dated November 14, 2013 (incorporated by reference to the Registrant's Current Report on Form 6-K furnished to the Commission on November 15, 2013).
4.9	Material change report dated November 11, 2013 (incorporated by reference to the Registrant's Current Report on Form 6-K furnished to the Commission on November 12, 2013).
4.10	Material change report dated October 21, 2013 (incorporated by reference to the Registrant's Current Report on Form 6-K furnished to the Commission on October 22, 2013).
4.11	Material change report dated October 18, 2013 (incorporated by reference to the Registrant's Current Report on Form 6-K furnished to the Commission on October 18, 2013).
4.12	Material change report dated October 17, 2013 (incorporated by reference to the Registrant's Current Report on Form 6-K furnished to the Commission on October 18, 2013).
4.13	Material change report dated October 2, 2013 (incorporated by reference to the Registrant's Current Report on Form 6-K furnished to the Commission on October 3, 2013).
4.14	Material change report dated September 3, 2013 (incorporated by reference to the Registrant's Current Report on Form 6-K furnished to the Commission on September 3, 2013).
5.1	Consent of PricewaterhouseCoopers LLP.
5.2	Consent of Charles J. Muller.*
5.3	Consent of Gordon I. Cunningham.*
5.4	Consent of Timothy Spindler.*
5.5	Consent of Byron Stewart.*
5.6	Consent of Kenneth Lomberg.
5.7	Consent of Alan Goldschmidt.*
5.8	Consent of R. Michael Jones.*
6.1	Powers of Attorney (included on the signature page of the initial filing of the Registration Statement).

*
Previously filed.